UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ALLEGO N.V.

(Name of Subject Company)

ALLEGO N.V.

(Names of Persons Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

With copies to:

Matthew J. Gilroy, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Allego N.V. (the “Company” or “Allego”), a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands. The Company’s principal executive office is located at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537. The Company’s telephone number at this address is +31 (0) 88 033 3033.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s ordinary shares, with a nominal value of EUR 0.12 per share (each, a “Share” and, collectively, the “Shares”). As of the close of business on July 1, 2024, the authorized share capital of the Company was EUR 108,000,000.00 divided into 900,000,000 Shares, of which EUR 32,763,694.80, consisting of 273,030,790  Shares, were outstanding.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

Allego, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Allego are set forth in “Item 1. Subject Company Information—Name and Address”.

(b) Business and Background of the Company’s Directors and Executive Officers.

The name and position of each of Allego’s executive officers and directors is set forth in Annex A attached hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise set forth in this Schedule 14D-9, the business address of each director and executive officer is c/o Allego N.V., Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands.

(c) Tender Offer and the Transaction

This Schedule 14D-9 relates to the cash tender offer by Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV, Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4 place de l’Opera, 75002, Paris, France (“Parent”) to purchase all of the outstanding Shares that are not already held, directly or indirectly, by Purchaser, Parent or their respective affiliates (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders“) at an offer price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash and upon the terms, and subject to the conditions, set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal for Shares (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). As of the date hereof, Purchaser directly and indirectly holds 197,837,067 Shares, representing approximately 72.5% of all the Shares issued and outstanding as of July 1, 2024. Additionally, with respect to 41,097,994 Shares held by E8 Partenaires, a French société par actions simplifée (“E8”) as of July 1, 2024, Purchaser also has, pursuant to an Irrevocable Power of Attorney and Prior Consent Agreement entered into on April 14, 2021, and amended on March 28, 2022, by and between E8 and Purchaser (the “E8 POA”), the right to direct the voting over all of such Shares and shared dispositive power over 13,292,132 of such Shares.

The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 to Allego’s shareholders, and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Transaction Framework Agreement, entered into on June 16, 2024, among the Company, Purchaser and Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France (the “Meridiam Fund”) represented by Parent, its management company (as it may be amended or supplemented from time to time, the “Transaction Framework Agreement”). Pursuant to the Transaction Framework Agreement, the obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the conditions that (a) the Transaction Framework Agreement has not been terminated in accordance with its terms and (b) no order (whether temporary, preliminary or permanent) has been issued and no enactment (whether temporary, preliminary or permanent) has been made by any court, governmental or regulatory authority or governmental entity rendering illegal, enjoining or prohibiting the Transactions (as defined below), including the Offer, unless Purchaser, the Meridiam Fund or their respective affiliates failed to take all actions required under the Transaction Framework Agreement to seek to avoid any such order or have such order lifted (collectively, the “Offer Conditions”). There is no minimum tender condition, no financing condition, no material adverse effect condition and no condition related to receipt of any third party or regulatory approvals to the Offer.

The Offer Conditions are in addition to, and not a limitation of, Purchaser’s right to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Transaction Framework Agreement and the applicable rules and regulations of the SEC. Subject to the applicable rules and regulations of the SEC, Purchaser reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer that, in each such case, is not inconsistent with the Transaction Framework Agreement, provided that, the Company’s prior written consent is required for Purchaser to: (i) decrease the Offer Consideration, except as otherwise expressly permitted by the Transaction Framework Agreement (which is limited to a circumstance where, during the period between the date of the Transaction Framework Agreement and the consummation of the Offer, any dividend or distribution is declared, made or paid or the number of outstanding Shares is changed into a different number as a result of a conversion, stock split, stock dividend or distribution, or other similar transaction); (ii) change the form of the Offer Consideration; (iii) decrease the number of Shares sought under the Offer; (iv) impose additional conditions to the Offer; (v) amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse, or reasonably expected to be adverse, to any Unaffiliated Shareholders; or (vi) terminate the Offer or accelerate, extend or otherwise change the expiration time of the Offer (as such time may be extended in accordance with the terms of the Transaction Framework Agreement, the “Expiration Time”), in each case, except as otherwise provided in the Transaction Framework Agreement.

Contemporaneously with the execution and delivery of the Transaction Framework Agreement, Purchaser entered into a letter agreement, dated June 16, 2024 (the “Non-tender Agreement”), with AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE),

LLC (collectively “Apollo”) pursuant to which Apollo agreed, among other things, not to tender any of the Shares beneficially owned by Apollo in the Offer. As of the date of this Offer to Purchase, Apollo owns, in the aggregate, 18,706,989 Shares, representing approximately 6.85% of the outstanding Shares.

Subject to the satisfaction or waiver by Purchaser of the Offer Conditions and promptly after the Expiration Time, Purchaser will accept for payment (the time of acceptance for payment, the “Acceptance Time”) all Shares tendered (and not validly withdrawn) under the Offer (each, a “Tendered Share” and collectively, the “Tendered Shares”) and promptly thereafter pay for such Shares (the “Closing”). The date on which the Closing occurs is referred to as the “Closing Date”.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on July 3, 2024 (the “Offer Commencement Date”). Subject to the terms and conditions of the Offer, the Offer will initially be scheduled to expire one minute after 11:59 p.m. (New York City time), on July 31, 2024, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer (the “Offering Period”).

As set forth in the Offer to Purchase, Purchaser may extend the Offering Period for one or more consecutive increments of not more than 10 business days per extension (with each such period to end at one minute after 11:59 p.m. (New York City time) on the last business day of such period) (or such other duration as may be agreed in writing by the Company and Purchaser) until all of the Offer Conditions have been satisfied or waived (to the extent that such waiver is permitted by applicable laws). Pursuant to the Transaction Framework Agreement, the Purchaser must extend the Offering Period as required by any rule, regulation, interpretation or position of the SEC or its staff, the New York Stock Exchange (the “NYSE”) or any other court, authority or governmental entity. During any such extension, the Offer will remain open and the acceptance of Tendered Shares pursuant to the Offer will be delayed. The Purchaser will not be required to extend the Offer past October 1, 2024 (the “Long Stop Date”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.

According to the Offer to Purchase, the address of the principal executive office of Purchaser is Zuidplein 126, WTC Toren H, Floor 15, 1077 XV Amsterdam, the Netherlands, and the telephone number at such principal office is +33 1 53 34 96 96.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Company’s Investor Relations website at https://ir.allego.eu/, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the information agent for the Offer, at toll free (877) 750-8240. The information included on, or accessible through, Allego’s website is not incorporated by reference into this Schedule 14D-9.

As soon as possible after the Closing Date, the Company will voluntarily delist the Shares (the “Delisting”) from the NYSE. As soon as possible after the Delisting, provided that the number of the Company’s shareholders of record (as determined in accordance with Rule 12g5-1 under the Exchange Act) is below 300, the Company will, as and to the extent permitted by applicable law, deregister the Shares under Section 12(b) under the Exchange Act and suspend its reporting obligations under Section 15(d) under the Exchange Act with the SEC (the “Deregistration”). For the purpose of this Schedule 14D-9, the Offer, the Delisting and the Deregistration are collectively referred to as the “Going Private Transactions.”

If a holder of Shares does not tender its Shares in the Offer, and continues after the Closing to hold Shares, then such holder will remain a shareholder of the Company (each, an “Unaffiliated Private Shareholder”, and collectively, the “Unaffiliated Private Shareholders” which definitions, for the avoidance of doubt, exclude Purchaser, Parent and their affiliates). After the Delisting, (i) there will be no public market for the then outstanding Shares, (ii) the Company will no longer be required to follow mandatory corporate governance standards promulgated by the listing rules of the NYSE nor to follow the principles or best practice recommendations under the Dutch Corporate Governance Code and (iii) the Unaffiliated Private Shareholders will have limited rights to the Company’s information after the Deregistration. On the Closing Date, the board of directors of the Company will consist of nine members (one executive and eight non-executive members), comprising the members of the board of directors of the Company (the “Board”) as of the date of the Transaction Framework Agreement plus Matthieu Muzumdar, who currently serves as an acting member of the Board and who has been nominated for appointment to the Board at the Company’s general meeting, currently set for July 8, 2024.

The Unaffiliated Private Shareholders, however, will be provided with certain liquidity rights following the Delisting, including (a) no restrictions on any sales or transfers of Shares held by the Unaffiliated Private Shareholders (other than any that exist under the articles of association of the Company in effect as of the date of the Transaction Framework Agreement or under applicable law), (b) priority tag along rights in the event Purchaser or any of its affiliates wish to directly or indirectly sell all or part of its Shares to a third party (in which case any Shares in respect of which Unaffiliated Private Shareholders have properly exercised their tag rights will be sold to such party for the same consideration and otherwise on terms and conditions no less favorable than those applicable to Purchaser or its affiliates (as applicable) prior to any Shares held by Purchaser, Parent or any of their respective affiliates in such transaction) (the “Priority Tag Rights”), (c) Purchaser assisting the Company with organizing an auction sales process for the Unaffiliated Private Shareholders to sell their Shares within 18 months following the Delisting on a best-efforts basis (and Purchaser will, upon request by Christian Vollmann, Patrick Sullivan or Ronald Stroman, each of whom is an independent director of Allego and does not have a conflict of interest with respect to the Transactions (each, a “Disinterested Director” and collectively, the “Disinterested Directors”, which definitions shall include their respective successor independent directors appointed to the Board in accordance with the provisions of the Transaction Framework Agreement), include a portion of its Shares, if needed, to ensure such process is for at least 5% of Allego’s issued share capital) and (d) Purchaser or the Company initiating a liquidity event prior to December 31, 2027 on a best-efforts basis (collectively, the “Post-Closing Liquidity Rights”). In addition, the Transaction Framework Agreement provides that for so long as any Shares continue to be held by Unaffiliated Private Shareholders an affirmative vote of at least two Disinterested Directors (or the affirmative vote of one Disinterested Director if there is only one incumbent Disinterested Director at that time) is required for the Company or any subsidiary of the Company to take any of the following actions after the Closing: (i) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Unaffiliated Private Shareholders, subject to certain exceptions; (ii) agreeing to or effecting any transaction with Purchaser or any of its affiliates, in each case, which is not on arm’s length terms; and (iii) taking any other action that prejudices the interests of, or is disproportionately adverse to the Unaffiliated Private Shareholders (collectively, the “Post-Closing Governance Rights”). Furthermore, Purchaser has agreed that, for a period of 24 months following the Delisting, it shall support the current strategy of the Company and shall not make substantial changes to the Company’s existing business plan, it shall support the Company and its subsidiaries in serving their customers existing as of the date of the Transaction Framework Agreement and that there will be no material redundancies with respect to the workforce of the Company and its subsidiaries as a direct consequence of the Transactions, in each case except with the prior approval of the Board, including the affirmative vote of at least two Disinterested Directors (collectively, the “Post-Closing Strategy Rights”). The Transaction Framework Agreement also provides that if, prior to December 31, 2029, Purchaser or any of its affiliates sells or transfers, directly or indirectly, all or substantially all of its Shares, or all or substantially all of the assets of the Company and its subsidiaries to one or more unaffiliated third parties when any Unaffiliated Private Shareholders continue to hold Shares (other than in connection with a third party financing source enforcing a lien on Shares held by Purchaser or the relevant affiliate), then Purchaser shall ensure that either (I) the applicable acquirer commits to comply with, among other things, the Post-Closing Rights until the earlier of December 31, 2029 and the date on which no Unaffiliated Private Shareholders hold Shares or (II) the Priority Tag Rights shall be applied in connection with such transaction such that the applicable tag-along price shall provide a tagging Unaffiliated Private Shareholder with a minimum internal rate of return of 15% on US$1.70 per Share, calculated from the Closing Date (together with the Post-Closing Liquidity Rights, the Post-Closing Governance Rights and the Post-Closing Strategy Rights, the

“Post-Closing Rights”). In addition, the Transaction Framework Agreement provides that for so long as any Shares continue to be held by Unaffiliated Private Shareholders, the Board must include at least three Disinterested Directors (the “Post-Closing Board Composition Rights”). For purposes of the Transaction Framework Agreement, including the Post-Closing Rights, Parent and its affiliates are considered to be affiliates of Purchaser. The Transaction Framework Agreement provides that each of the Post-Closing Rights is an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Unaffiliated Private Shareholder, and that, among other provisions, the Post-Closing Board Composition Rights and the Post-Closing Rights are an irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet) to each Disinterested Director of the Company; provided that after resignation or dismissal, the resigned or dismissed Disinterested Director must assign the benefit of such undertaking to the new Disinterested Director(s) then serving on the Board, unless such dismissal is successfully challenged by such Disinterested Director(s).

In connection with the Transactions, on June 14, 2024, the Meridiam Fund caused a special purpose vehicle that is wholly-owned by Parent to enter into a Development and Installation Contract and an Operation and Maintenance Agreement with an affiliate of the Company (the “Faolan Affiliate”) in order for the Faolan Affiliate to develop, operate and maintain certain charging sites in Germany (collectively, “Project Faolan”). The Meridiam Fund will pay to the Faolan Affiliate an amount in cash equal to (i) EUR 25,300,000 at the closing of Project Faolan and (ii) EUR 20,517,400 on September 15, 2024 (the amounts set forth in clauses (i) and (ii), collectively, the “Faolan Contribution”).

Additionally, pursuant to the Transaction Framework Agreement, the Meridiam Fund has committed to underwrite an investment of EUR 310,000,000 in three tranches of equity-like financing in the Company (through the Company issuing convertible bonds to Purchaser (or an affiliate of Purchaser, designated for that purpose by Parent and reasonably acceptable to the Company)) on the terms and subject to the conditions set forth in the Transaction Framework Agreement (the “Meridiam Contribution” and, together with the Faolan Contribution and the Going Private Transactions, the “Transactions”). The Dutch works council of Allego B.V., a wholly-owned subsidiary of the Company (the “Works Council”) has (or may have) a right of advice in respect of the Meridiam Contribution. The consultation procedure with the Works Council, in connection with the Meridiam Contribution pursuant to the Dutch Works Councils Act (the “Consultation Procedure”) has been initiated. The long-form documentation with respect to the first tranche of the Meridiam Contribution (comprising an aggregate principal amount of at least EUR 150,000,000) will be mutually agreed by the Disinterested Directors and Purchaser prior to September 30, 2024, and will be paid prior to December 31, 2024. Absent an agreement between the Disinterested Directors and Purchaser to the contrary, the definitive terms and conditions of the long-form documentation for the second tranche (comprising an aggregate principal amount of at least EUR 150,000,000 and to be paid prior to December 31, 2025) and final tranche of convertible bonds (comprising the balance of the Meridiam Contribution and to be paid prior to December 31, 2026) will be on the same terms and conditions as the first tranche of convertible bonds. The Meridiam Contribution is conditional upon the completion of the (i) Consultation Procedure, (ii) Delisting and (iii) adoption by the Disinterested Directors of all resolutions required to consummate the Meridiam Contribution.

The foregoing summary of the Offer and the Transaction Framework Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and by the Transaction Framework Agreement. The Transaction Framework Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference herein. The Transaction Framework Agreement is summarized under the heading “The Transaction Framework Agreement; Other Agreements” in the Offer to Purchase.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Following receipt of Purchaser’s initial proposal on March 28, 2024, and as more fully described below under the heading “Background of the Offer and the Transactions”, in response to conflicts of interest of certain members of the Board, on April 2, 2024, the Board formed a committee (the “Independent Transaction Committee”) consisting of the Disinterested Directors. The Independent Transaction Committee was vested with the power to commence, manage and supervise a process to solicit and evaluate Purchaser’s proposal and alternative business proposals aimed at furthering the sustainable success of the Company’s business and creating long-term value for the Company’s shareholders and other stakeholders. In addition, following the process managed by the Independent Transaction Committee and delivery of its recommendation regarding the Transactions to the Board (as described in more detail under the heading “Recommendations of the Independent Transaction Committee and the Board”) and in view of the conflict of interest rules within the meaning of section 2:129, subsection 6 of the Dutch Civil Code (“DCC”), Jane Garvey, Matthieu Muzumdar, Thierry Deau, Julia Prescot, Mathieu Bonnet and Thomas Maier (collectively, the “Recused Directors”) recused themselves from all deliberations and decision-making of the Board regarding the Transactions, which resulted in only the Disinterested Directors, in their capacity as members of the Board, voting to approve the Company’s entry into the Transaction Framework Agreement.

Arrangements with the Company’s Directors and Executive Officers

In considering the recommendation of the Independent Transaction Committee and the Board (other than Recused Directors, each as set forth in “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” in Item 4, you should be aware that aside from their interests as shareholders (as applicable), the directors and executive officers of the Company may be considered to have interests in the Transactions that are different from, or in addition to, those of other shareholders generally.

The Independent Transaction Committee and the Board (other than the Recused Directors) were aware of and have considered these interests, among other matters, in evaluating the Transactions, and determined that the Transactions are in the best interests of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of the Company’s stakeholders and the Independent Transaction Committee and the Board approved entry into the Transaction Framework Agreement.

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. The Company’s shareholders should take these interests into account in deciding whether to tender their Shares in the Offer.

Settlement Agreement with Ton Louwers

The Company entered into a settlement agreement with Ton Louwers, the former Chief Financial Officer of the Company, on February 2, 2024 (the “Settlement Agreement”), which established that Mr. Louwers’ employment terminated on June 30, 2024 (the “Termination Date”), at which time Mr. Louwers resigned from his positions held with the Company and its subsidiaries. Pursuant to the Settlement Agreement, Mr. Louwers is entitled to compensation in the amount of EUR 486,000, to be paid within four weeks of the Termination Date.

In addition, Mr. Louwers received an additional 1,000,197 options awarded under the Company Management Incentive Plan (the “Management Incentive Plan”), bringing his total options under the Management Incentive Plan and the Company Long-Term Incentive Plan (the “Long-Term Incentive Plan” and together with the Management Incentive Plan, the “Company Equity Plans”) to 4,000,000. All of Mr. Louwers’ options under the Company Equity Plans fully vested at the Termination Date and are not subject to any form of lock-up or blocking period.

Employment Arrangements with Executive Officers

The Company has entered into standard offer letters, service agreements or employment agreements with each of its named executive officers, Mathieu Bonnet, Alexis Galley and Steven Salo. Under these agreements with each named executive officer, each named executive officer is compensated by a combination of fixed salary and bonus based on performance of quarterly or annual objectives.

Except as described above, as of the date hereof, none of the Company’s executive officers has entered into any agreements with Parent, Purchaser or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the Offer, or the right to purchase or participate in the equity of the Parent or one or more of its affiliates. Prior to or following the consummation of the Offer, certain of the Company’s executive officers may have discussions and may enter into agreements with Parent, Purchaser, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, Parent, Purchaser or one or more of their affiliates.

Current Officers and Directors

Name	Position
Mathieu Bonnet	Chief Executive Officer and Director
Steven Salo	Chief Financial Officer
Alexis Galley	Chief Technology Officer
Jane Garvey	Director (Chair)
Christian Vollmann	Director
Julia Prescot	Director
Thomas Josef Maier	Director
Patrick Sullivan	Director
Ronald Stroman	Director
Thierry Déau	Director
Matthieu Muzumdar	Temporary Director

Shares and Other Company Securities Held by Executive Officers and Directors of Allego

The Company’s executive officers and directors who tender their Shares pursuant to the Offer will be entitled to receive the same consideration as the Company’s other security holders who tender Shares pursuant to the Offer.

The following table sets forth (i) the number of Shares beneficially owned as of July 1, 2024, by each of the Company’s executive officers and directors (which number, for purposes of this table, includes any Shares issuable upon exercise of outstanding Company options or Company restricted stock units within 60 days of July 1, 2024), and (ii) the aggregate consideration that would be payable for such Shares pursuant to the Offer, assuming each person tendered all of his or her Shares, based on the Offer Consideration of U.S. $1.70 per Share.

Name	Ordinary Shares	Implied Cash Consideration (U.S. $)
Mathieu Bonnet	0	0
Steven Salo	0	0
Alexis Galley	0	0
Jane Garvey	0	0
Christian Vollmann	263,203	447,445.10
Julia Prescot	0	0
Thomas Josef Maier	238,203	404,945.10
Patrick Sullivan	238,203	404,945.10
Ronald Stroman	238,203	404,945.10
Thierry Déau	0	0
Matthieu Muzumdar	0	0

Treatment of Company Equity Awards

The Transactions will not have any impact on the rights of, and individual commitments to, eligible participants under the Company Equity Plans. As a result (i) any vested options and restricted stock options awarded under the respective Company Equity Plan are exercisable in accordance with the terms and conditions of the respective Company Equity Plan; and (ii) any unvested options, restricted stock units or other awards granted under the respective Company Equity Plan shall vest in accordance with their applicable vesting schedule and will not be accelerated in connection with the Transactions. Eligible participants receiving Shares following the exercise and/or settlement, as applicable, of any vested options, restricted stock units or other awards granted under the respective Company Equity Plan in accordance with the terms and conditions thereof prior to the Expiration Time shall have the option, to the extent permitted under applicable laws, to tender such Shares in the Offer and receive the Offer Consideration.

Special Fees Agreements

On February 25, 2022, Purchaser, which at the time was the parent company of Allego Holdings B.V., entered into an agreement (the “Special Fees Agreement”) with E8. The purpose of the Special Fees Agreement is to compensate E8 for its continuous strategic and operational advice, as well as support with regards to the Company’s fundraising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Purchaser no longer holds any equity security in Allego. As consideration for services provided by E8 under the Special Fees Agreement, E8 is entitled to receive cash compensation based on the value of the Company in connection with any new injection of equity, whether in cash or in kind, in any entity of the Company subsequent to the completion of the Company’s de-SPAC transaction, subject to certain exceptions, including in the case of such equity being provided by Purchaser On April 20, 2022, the Special Fees Agreement was novated from Purchaser to the Company, with all the other terms of the Special Fees Agreement remaining the same.

Mathieu Bonnet, the Company’s Chief Executive Officer and member of the Board, and Alexis Galley, the Company’s Chief Technology Officer, are each party to a letter agreement with E8 entitling entities affiliated with Mr. Bonnet and Mr. Galley to receive 30% and 4.5%, respectively, of the revenues (net of all taxes) received by E8, if any, from the Special Fees Agreement.

Indemnification and Insurance

The Company’s directors and officers are entitled to, under the Company’s corporate governance documents and officers’ and directors’ liability insurance policies currently in effect, continued indemnification, advancement of expenses and director and officer insurance coverage.

Indemnification Agreements

The Company has entered into form indemnification agreements with its executive officers and directors. These agreements require the Company to indemnify these individuals to the fullest extent permitted by Dutch law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to directors or executive officers under such agreements, the Company has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Insurance

Pursuant to the Transaction Framework Agreement, prior and subject to the Delisting, the Company will obtain a directors’ and officers’ insurance tail policy in line with market practice (including coverage for claims from

Unaffiliated Private Shareholders) that is to be maintained for the benefit of the members of the Board on the Closing Date providing for coverage for conduct up to and including completion of the Transactions, and allowing for notice of claims and circumstances for a period of at least six years thereafter, and which policy in all other respects provides terms at least as favorable as the Company’s insurance policy in force as at the date of the Transaction Framework Agreement.

Arrangements between the Company and Purchaser, Parent and/or their Affiliates.

Prior Investments

Upon the de-SPAC Closing (as defined below) 197,837,067 Shares were issued to Purchaser.

As of July 1, 2024, Purchaser owns approximately 72.5% of the outstanding Shares and has the right to direct the voting of an additional approximately 15.1% of the outstanding Shares held by E8.

De-SPAC Registration Rights Agreement.

In connection with the closing of the de-SPAC Closing, the Company, Purchaser, E8, Spartan Acquisition Sponsor III LLC, and certain other holders of Shares (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Company agreed that, within 15 business days following the consummation of the de-SPAC Closing, it would file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders. The Registration Rights Agreement also provides that in certain circumstances, Reg Rights Holders that hold Shares having an aggregate value of at least $50 million can demand up to three underwritten offerings. Purchaser also has certain demand registration rights. Each of the Reg Rights Holders are also entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.

Transaction Framework Agreement

On June 16, 2024, the Company, Purchaser and the Meridiam Fund, represented by Parent as its management company, entered into the Transaction Framework Agreement. The summary of the material provisions of the Transaction Framework Agreement contained in “Section 12 —The Transaction Framework Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in “Section 15 —Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Framework Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The summary and description contained in the Offer to Purchase have been incorporated by reference herein to provide you with information regarding the terms of the Transaction Framework Agreement and are not intended to modify or supplement any factual disclosures about Purchaser, Parent, the Company or their respective affiliates. The representations, warranties and covenants contained in the Transaction Framework Agreement were made only for the purposes of the Transaction Framework Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Transaction Framework Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships between the parties to the Transaction Framework Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Transaction Framework Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the shareholders of the Company. In reviewing the representations, warranties and covenants contained in the Transaction Framework Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Transaction Framework Agreement to be characterizations of the actual state of facts or conditions of Purchaser, the Meridiam Fund, Parent, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Transaction Framework Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Purchaser, Parent and its affiliates and the Company publicly file.

Affiliated Ownership

As of July 1, 2024, Purchaser beneficially owned 197,837,067 Shares, constituting approximately 72.5% of the issued and outstanding Shares as of such date. Additionally, with respect to 41,097,994 Shares held by E8 as of July 1, 2024, Purchaser also has, as a result of the E8 POA, the right to direct the voting over all of such Shares and shared dispositive power over 13,292,132 of such Shares. Parent, as the manager of the indirect parent entities of Purchaser (and Emmanuel Rotat, as managing director of Parent) has shared voting and dispositive power over the Shares beneficially owned by Purchaser.

Directors Affiliated with Parent

The following directors and, in relation to Mr. Muzumdar, temporary director serve on the Board and are affiliated with Parent:

•	Thierry Déau, who is the Chairman and Chief Executive Officer of Parent;

•	Matthieu Muzumdar, a temporary director, who serves as the Deputy CEO responsible for Europe Investment and Investor Relations at Parent;

•	Jane Garvey, who serves as the Global Chairman of Meridiam Infrastructure, a global investor and asset manager specializing in long-term public infrastructure projects;

•	Julia Prescot, who serves as Chief Strategy Officer of Parent; and

•	Thomas Maier who is a director on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe.

Compensation Arrangements Parent

Jane Garvey, Julia Prescot, Thierry Déau and Matthieu Muzumdar are employed by Parent and do not receive compensation from the Company for serving as directors on the Board.

Thierry Deau, as the founding CEO of Parent, receives compensation from Parent and its affiliates. This compensation comprises a fixed annual salary and a variable bonus, which is determined by the remuneration committee of Parent based on the achievement of annual objectives. As a regulated fund manager, Parent offers its executive officers, including Thierry Deau, access to carried interests in all the funds it manages. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance. Additionally, as an indirect shareholder in Parent, Thierry Deau occasionally receives dividends, which are contingent on Parent’s annual results and are distributed following a decision by the general meeting of Parent.

Matthieu Muzumdar, as deputy CEO of Parent, receives compensation from Parent and its affiliates. This compensation comprises a fixed annual salary and a variable bonus, which is determined by the remuneration committee of Parent based on the achievement of annual objectives. As a regulated fund manager, Parent offers its executive officers, including Matthieu Muzumdar, access to carried interests in all the funds it manages. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance. Additionally, as an indirect shareholder in Parent, Matthieu Muzumdar occasionally receives dividends, which are contingent on Parent’s annual results and are distributed following a decision by the general meeting of Parent.

Jane Garvey, as North America chair of the affiliate of Parent, receives compensation from such affiliate in the form of a fixed annual salary and a variable bonus which is determined by the remuneration committee of Parent based on the achievement of annual objectives. As a regulated fund manager, Parent and its affiliate offer and have offered access to carried interests in the US funds they manage to Jane Garvey. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance.

Julia Prescot, as former CSO of Parent, received compensation from Parent and its affiliates until her retirement in June 2023 in the form of a fixed annual salary and a variable bonus which is determined by the remuneration committee of Parent based on the achievement of annual objectives. Until June 2023, Parent, as a regulated fund manager, offered Julia Prescot access to carried interests in all the funds it manages. Typically, the carried interest requires an investment of up to 1% of the fund’s size. Distributions, either in cash or shares, become available between years 12 to 15 of the funds, contingent upon the funds’ performance. Additionally, as an indirect shareholder in Parent until her retirement in June 2023, Julia Prescot received occasionally dividends, which were contingent on Parent’s annual results and were distributed following a decision by the general meeting of Parent. Julia Prescot sold her shares in Parent when she retired in June 2023. Since June 2023, Julia Prescot and Parent has entered into an advisory contract to compensate for her participation at investment committees of Parent.

Thomas Maier receives an annual compensation from Parent for his participation to a regional advisory board for one of the funds managed by Parent.

Other Transactions

•

Confidentiality Agreement: On May 9, 2023, Allego Holding B.V. and Purchaser entered into a non-disclosure agreement (the “Confidentiality Agreement”) to facilitate certain exploratory discussions between the parties thereto regarding a possible negotiated transaction that was unrelated to the Offer. Under the Confidentiality Agreement, Purchaser and its affiliates agreed, among other things, to keep confidential (subject to certain exceptions) certain non-public information about Allego for a period of two years from the date of the Confidentiality Agreement. The summary of the Confidentiality Agreement contained in the Offer to Purchase under the heading “The Tender Offer—Section 12—The Transaction Framework Agreement; Other Agreements—The Confidentiality Agreement” is incorporated herein by reference, and does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

•

Registration Rights Agreement. Allego, Purchaser, E8 and certain other holders of Shares (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, Allego agreed that it will file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders (the “Registerable Securities”). In certain circumstances, Reg Rights Holders that hold Registerable Securities having an aggregate value of at least $50 million can demand up to three underwritten offerings. Each of the Reg Rights Holders are entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Purchaser. In addition, under certain circumstances, Purchaser may demand up to three underwritten offerings.

•

Voltalis S.A. Voltalis S.A. (“Voltalis”) is a private company that provides distributed demand response products that enable households to achieve energy savings. Allego’s investment in Voltalis is considered to be an investment in an associate of Parent.

•

EV Cars. Allego entered into contracts with EV Cars for the design, construction, installation and operation and maintenance of charging stations. EV Cars is a related party under common control of Parent.

•

Meridiam Faolan EV Cars GmbH Co. KG. A development agreement and operation and maintenance agreement was entered into between Allego GmbH and a special purpose vehicle of the Meridiam Fund for the design, construction, installation and operation and maintenance of charging stations in relation to Project Faolan. These agreements have been transferred by the special purpose vehicle of the Meridiam Fund to Meridiam Faolan EV Cars GmbH Co. KG. Meridiam Faolan EV Cars GmbH Co. KG. is a related party under common control of Parent.

Item 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendations of the Independent Transaction Committee and the Board

The Independent Transaction Committee reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors and the Independent Transaction Committee unanimously recommended to the Board that it (a) determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Following receipt of such recommendation, the Board (other than the Recused Directors) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolved that the Company pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement.

The Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement, including the Post-Closing Rights and the Meridiam Contribution, and the fact that Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, the Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of the Company determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Independent Transaction Committee and the Board (other than the Recused Directors) have determined that the decision of the Company’s shareholders regarding whether or not to tender their Shares in the Offer or to remain invested in the Company following the Closing and the Delisting and Deregistration is a personal investment decision based upon each such individual shareholder’s particular circumstances. The Independent Transaction Committee and the Board (other than the Recused Directors) urge each shareholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Consideration in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors), as described under “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions”, and any other factors that the shareholder deems relevant to its investment.

The Independent Transaction Committee and the Board (other than the Recused Directors) noted that neither the Offer nor any of the other Transactions requires the approval by the majority of Unaffiliated Shareholders, or any approval at a general meeting of the Company in general. Nevertheless, the Independent Transaction Committee and the Board (other than the Recused Directors) believe the Going Private Transactions are procedurally fair to the Unaffiliated Shareholders because: (i) the Unaffiliated Shareholders have the ability to either receive the Offer Consideration or remain invested in the Company with the benefit of the Post-Closing Rights and (ii) various safeguards and protective steps were adopted to ensure the procedural fairness of the Going Private Transactions, including without limitation (a) the Board’s formation of the Independent Transaction Committee, consisting solely of the Disinterested Directors who are independent of, and not affiliated with, Purchaser or its affiliates, and granting the Independent Transaction Committee the authority to review, evaluate, and negotiate the terms of any proposal from Purchaser or any alternative business proposal, (b) the Independent Transaction Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsel and an independent financial advisor, (c) the terms of the Transaction Framework Agreement and the Transactions were extensively negotiated by the Independent Transaction Committee and at its direction, and, through negotiations, the Independent Transaction Committee was able to both increase the Offer Consideration from US$1.40 per Share to US$1.70 per Share, and to negotiate for the Post-Closing Rights, and (d) the Going Private Transactions were approved by the Board (other than the Recused Directors), including all of the Disinterested Directors. The Independent Transaction Committee and the Board (other than the Recused Directors) found it impracticable to assign, and did not assign, relative weights to the foregoing considerations and factors considered in reaching its conclusions as to the fairness of the Going Private Transactions to Unaffiliated Shareholders. Rather, as mentioned above, the Independent Transaction Committee and the Board (other than the Recused Directors) made their respective determinations on behalf of the Company after considering all of the foregoing considerations and factors as a whole.

Background of the Offer and the Transactions

On July 28, 2021, Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Allego, Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Purchaser, Allego Holding, B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego Holding”) and, solely with respect to the sections specified therein, E8, entered into a Business Combination Agreement (the “BCA”). Pursuant to the BCA, among other things: (i) the shareholders of Allego Holding contributed and transferred all of their shares in the capital of Allego Holding to Allego in exchange for Shares; (ii) Merger Sub merged with and into Spartan, with Spartan surviving as a wholly owned subsidiary of Allego, and each outstanding share of Spartan class A common stock was cancelled and converted into one Share; (iii) Allego converted into a Dutch public limited liability company (naamloze vennootschap); and (iv) subscribers subscribed for Shares in a private placement. The transactions contemplated by the BCA were consummated on March 16, 2022 (the “de-SPAC Closing”). Following the de-SPAC Closing, Purchaser, which had previously owned all of the outstanding share capital of Allego Holding, owned 197,837,067 Shares (representing approximately 68.5% of the then-outstanding Shares) and had, as a result of an irrevocable power of attorney, the right to direct the voting over an additional 41,097,994 Shares (representing approximately 14.2% of the then-outstanding Shares) owned by E8.

As part of the ongoing review of Allego’s business, the Board and management team regularly evaluate Allego’s historical performance, future growth prospects and overall strategic objectives to achieve its long-term strategic, operational and financial goals and enhance shareholder value. The topics of these conversations have included, among other things, developments in the electric vehicle charging industry generally, including recent M&A activity and investor focus within the industry, the trading price of the Shares and the public market for electric vehicle charging companies more generally, as well as Allego’s position in the industry. The Board has, in connection with such reviews, evaluated Allego’s business plan, its ability to execute on that business plan and, in particular, the financing needs associated with its implementation.

From time to time following the de-SPAC Closing, third parties contacted Allego to discuss a variety of potential strategic transactions, including acquisitions and financing arrangements. In an effort to strengthen Allego’s liquidity position and ensure the ability to fully fund its business plan, in the spring of 2023 Allego, with the assistance of a financial advisor, contacted a number of potential financing partners regarding a potential investment in Allego, and four such potential partners executed confidentiality agreements, none of which contained a standstill. Only one initial indication of interest was received, and by August 2023, that party indicated it was no longer interested in pursuing a transaction with the Company as a result of, among other things, certain of the Company’s contractual arrangements.

In a further effort to seek additional financing to ensure the funding of its business plan in full, in September 2023, the Company formally engaged (i) Citigroup Global Markets Inc. (“CGMI”) as its exclusive placement agent in connection with a potential private placement transaction involving equity in Allego and (ii) Citigroup Global Markets Europe AG (“Citi”), who had commenced work on Allego’s behalf in March 2023 in response to certain inbound inquiries, in connection with certain strategic transactions, including a potential sale. Separately, in light of, among other things, the Company’s ongoing need for additional financing to fund its business plan, the lack of success of the Company’s efforts to date in that respect, and the poor performance and low liquidity in the trading market for the Shares, Purchaser and Parent began to give preliminary consideration to potential alternatives for addressing the challenges faced by the Company, and in this regard retained Morgan Stanley & Co. International plc (“Morgan Stanley”) and Allen Overy Shearman Sterling LLP (“AOS”) as outside financial and legal advisors, respectively, to assist in these efforts.

In connection with the financing process, Citi contacted twenty-six potential investors, of which nine entered (or had previously entered) into confidentiality agreements with the Company, none of which included standstill provisions. Eight out of those nine potential investors received a management presentation, financial model, access to certain additional information and an opportunity to ask questions to management. Following that engagement, three parties (including Party D, an investment and operating company in the energy and infrastructure space) submitted indications of interest in financing transactions (the “Potential Financing Parties”) involving financing transactions for preferred equity and/or convertible notes. In addition to the Potential Financing Parties, Party A, a private equity firm, submitted a non-binding indication of interest to acquire all the outstanding Shares for US$2.00 per Share, in cash, as well as a EUR 125 million equity investment.

On December 20, 2023, the Board held a regularly scheduled meeting and discussed, among other things, the proposals that had been received from the Potential Financing Parties. Following discussion, the Board determined that it would be advisable for management and Citi to continue to work with the Potential Financing Parties to provide them the diligence needed to form firmer proposals. The Board also determined that Allego was not interested in pursuing a whole company sale transaction at that time and wanted to focus on a transaction that would provide the capital necessary to continue to execute on its business plan, and in any event the Board believed that the price included in Party A’s proposal did not represent sufficient value for shareholders at such time.

From January through March of 2024, Citi continued to work with the Potential Financing Parties to provide them with the information needed to present firmer proposals to the Company, and also contacted other potential investors to evaluate their interest in a financing transaction with the Company, five of whom entered into confidentiality agreements with the Company, none of which included standstill provisions. During that time and as a result of, among other things, Allego’s financial and operating results for the third quarter of 2023, as well as Allego’s declining share price, the willingness of the Potential Financing Parties to provide commitments of initial capital and/or preferred equity decreased. Only one Potential Financing Party remained actively engaged, but its proposal decreased from a US$150 million commitment at closing to a US$100 million commitment, which would not provide the Company’s desired certainty to fully fund its business plan until its projected financial results would be cash-flow positive.

In early March 2024, representatives of AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively the “Apollo Fund”) contacted representatives of Parent to discuss their shared interest in the Company, and in mid-March 2024 the parties held this discussion. In this discussion, the Apollo Fund generally introduced the idea of a potential take-private transaction involving the Company as a beneficial option for the Company, and expressed general support for maintaining its investment in the Company following such potential take-private transaction, and Parent did not express a view as to the idea of a take-private transaction and did not mention its consideration of proposing a delisting of the Company.

On March 28, 2024, Purchaser submitted an unsolicited confidential proposal to the Board to acquire all of the Shares it did not already own through a tender offer at a price of US$1.40 per Share (representing a 5% premium to the closing price of US$1.33 per Share on March 27, 2024 and a 42% premium to the Company’s trailing 90-day volume-weighted average price), comprising part of a broader proposal providing for de-listing the Shares from the NYSE and de-registering the Shares under the Exchange Act (the “Initial Proposal”). The Initial Proposal provided (1) there would be no financing condition associated with the transaction, (2) there would be no minimum tender condition or regulatory approval condition for the proposed tender offer and (3) all holders of Shares who did not want to tender their Shares could continue to hold Shares in the private company that would exist following the delisting and deregistration. The Initial Proposal did not include or reference any sources of Purchaser’s financing for either the tender offer consideration or funding for Allego’s business plan, nor any rights for liquidity on a post-closing basis for non-tendering shareholders. Later that same day, Purchaser reached out to the Apollo Fund to advise them of the submission of the Initial Proposal and to enter into appropriate confidentiality arrangements to permit further discussions between Purchaser and the Apollo Fund regarding the Initial Proposal to the extent desirable.

On April 2, 2024, the Board held a special meeting via videoconference, which was attended by representatives of NautaDutilh N.V. (“NautaDutilh”) and Weil, Gotshal & Manges LLP (“Weil”), Allego’s respective Dutch and U.S. legal counsels, to discuss process and next steps regarding the Initial Proposal. The representatives of NautaDutilh discussed with the Board their fiduciary duties under Dutch law, including in connection with evaluating a proposal made by a controlling shareholder with representatives on the Board. As a result of conflicts of interest of certain members of the Board in connection with evaluating the Initial Proposal, the Board formed an Independent Transaction Committee consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman, each of whom was an independent director and disinterested in the transactions proposed in the Initial Proposal. The Independent Transaction Committee was vested with the power to commence, manage and supervise a process to solicit and evaluate Purchaser’s proposal and alternative business proposals aimed at furthering the sustainable success of Allego’s business and creating long-term value for Allego’s shareholders and other stakeholders. Following the establishment of the Independent Transaction Committee, the directors not on the Independent Transaction Committee departed the meeting, and the Independent Transaction Committee discussed next steps with the representatives of NautaDutilh and Weil, including with respect to the selection of independent financial advisors for the Independent Transaction Committee, as well as an initial evaluation of the terms of the Initial Proposal.

On April 4, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of NautaDutilh, Weil and Citi, to discuss in more detail with Citi the status of the on-going financing transaction discussions with the Potential Financing Parties, as well as any other indications of interest in a financing transaction that might be forthcoming. Citi updated the Independent Transaction Committee with respect to the current status of discussions with potential financing sources, including Party A, Party B, a pension fund, Party C, a private equity fund and Party D, who had expressed an interest in potentially reengaging. Citi discussed with the Independent Transaction Committee that, in connection with its ongoing financing transaction mandate, it had previously requested interested parties provide their indications of interest prior to the upcoming regularly scheduled Board meeting on April 17, 2024. The Independent Transaction Committee discussed with Citi whether there were any additional parties that had not already been approached that should be contacted, particularly in light of receipt of the Initial Proposal, as well as the likely timetable for pursuing any such transaction. Citi discussed with the Independent Transaction Committee the possibility that, while it was unlikely additional parties would express interest in a public company financing transaction at materially better terms, there was an increased likelihood that additional parties would express interest in a potential take-private transaction or other change-in-control transaction. The Independent Transaction Committee then discussed with the representatives of NautaDutilh, Weil and Citi initial views with respect to the Initial Proposal, including (1) the low premium represented by the terms, (2) the fact that Purchaser was not intending to initiate buy-out proceedings of any shareholder who did not tender in the tender offer, but had not provided any means of future liquidity opportunities for such shareholders, (3) the absence of any details on how Purchaser intended to finance the payment of any offer consideration, and (4) the absence of any commitment to fund the Company’s business plan. The Independent Transaction Committee requested that the representatives of NautaDutilh, Weil and Citi prepare an initial set of clarifying questions to provide to Purchaser to better understand the terms of their offer and instructed Citi to continue to progress the existing discussions with the Potential Financing Parties, and evaluate whether, in connection with their upcoming proposal submissions, any would be interested in acquiring the Company in full or in a delisting transaction.

On April 6, 2024, counsel for Party A contacted representatives of Weil to discuss certain legal and structural matters that Party A was considering in advance of potentially submitting a proposal for a business combination with the Company. No economic terms were discussed during that call, but counsel for Party A indicated that any proposal from Party A would likely require a significant roll-over of equity from Purchaser in the post-transaction company.

On April 8, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of management, to discuss potential independent financial advisors. Following discussion, the Independent Transaction Committee determined to reach out to two additional firms with expertise in the electric vehicle charging industry and solicit proposals from them.

On April 12, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of Citi, NautaDutilh and Weil, to discuss updates regarding discussions with Parties A, B and C, as well as next steps with respect to the Initial Proposal. Citi discussed with the Independent Transaction Committee that (1) Party A was continuing to conduct due diligence, and was potentially preparing an offer that would provide new equity funding for the Company, but that any such proposal would require significant equity rollover from Purchaser. Representatives from Weil discussed with the Independent Transaction Committee that such a structure was consistent with the discussions they had had with representatives of Party A’s counsel. Citi discussed with the Independent Transaction Committee that Party B was continuing to evaluate its proposal and was expected to submit a proposal within the next few days. Citi then discussed with the Independent Transaction Committee that current discussions with Party C indicated that they would similarly be making an offer that would require significant continued ownership by Purchaser, as well as an equity commitment with respect to Allego’s funding needs. Party D had informed Citi that it was still discussing matters internally and would reconvene in due course, but never reverted to Citi or the Company. The Independent Transaction Committee then discussed with the representatives of NautaDutilh, Weil and Citi next steps with respect to the Initial Proposal, and requested that Citi contact Morgan Stanley to seek clarification on key questions arising from the Initial Proposal, including how Purchaser proposed funding both the tender offer and Allego’s business plan, how it had determined the offer price set forth in the Initial Proposal, and what its plans were with respect to post-closing governance and liquidity rights for shareholders who did not tender their shares.

On April 15, 2024, Party B submitted to the Independent Transaction Committee a non-binding indicative offer for a potential investment in Allego for an aggregate amount of EUR 505 million for the purpose of de-listing the Company and fully funding its business plan (the “Party B Proposal”). Specifically, the Party B Proposal provided that Party B (1) would acquire 66.7% of the Shares held by E8 and all of the outstanding Shares not owned by Purchaser or E8, in a transaction led by Purchaser, E8 and Party B, and (2) commit EUR 350 million of additional equity or quasi-equity financing (primary capital) to fund Allego’s capital expenditure needs through December 31, 2027. Party B indicated it was also willing to fund an additional EUR 100 million if Allego’s future development so required. The Party B Proposal reflected that the price per Share of both the share acquisitions, as well as any such equity commitment, was US$2.53 per Share and that it expected governance and liquidity terms to be commensurate with those of a co-controlling shareholder. As a result, Party B sought to prioritize a discussion with Purchaser and work to immediately agree on terms of a shareholder agreement.

On April 15, 2024, representatives of Citi and Morgan Stanley discussed Allego’s initial questions regarding the Initial Proposal, and Morgan Stanley indicated that Purchaser would revert with its responses in due course.

Also on April 16, 2024, Purchaser submitted to the Independent Transaction Committee responses to the Independent Transaction Committee’s questions regarding the Initial Proposal (the “Responses”). With respect to the questions regarding funding, Purchaser reiterated its historical support of Allego’s funding needs since its initial investment in 2018, that it was committed to continue supporting Allego’s platform once it was private, that it did not need third party capital to fund Allego’s business and, once private, Purchaser had the ability to invest to support the roll-out of Allego’s business plan, but did not include any specific funding commitments with respect to Allego’s business. Purchaser did confirm that it had sought and received credit approval from its lenders to fund any offer consideration required. The Responses also clarified that its US$1.40 offer price took into account, among other things, the fact that Allego’s share price had declined significantly over the preceding 6-12 months, that Allego had limited liquidity and that such price represented a significant premium to then-current share prices. In addition, the Responses confirmed Purchaser (1) would not initiate buy-out proceedings for any shareholders who wanted to remain invested in the Company, (2) did not intend to propose changes to the Board after the delisting and (3) would be open to discussing with the Independent Transaction Committee preferred access to liquidity for non-tendering holders post-closing.

On April 17, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of Citi, NautaDutilh and Weil, to discuss the feedback received during the call with Morgan Stanley the prior day, the Responses the Party B Proposal, the latest feedback received from Party A and Party C, as well as next steps regarding each. In particular, the Representatives of Citi discussed with the Independent Transaction Committee certain clarifying questions to ask of Party B, as well as the fact that neither Party A nor Party C had completed its review of Allego, but Party A had indicated that while it was interested in the Company’s business, industry and potential for future growth, certain matters had arisen during due diligence, including Allego’s EBITDA being lower than forecasted in 2023, the rate of charger deployment and the conversion of backlog into selected sites, that it was continuing to evaluate. As a result, Party A needed to complete its due diligence and structural considerations, but would follow up with the Company and Citi. Representatives of Citi then discussed with the Independent Transaction Committee that Party C was interested in taking the Company private, but with a 50/50 ownership split with Purchaser, and that it was continuing to work on its valuation. Following discussion, the Independent Transaction Committee instructed Citi to continue to push Party A and Party C to submit a proposal, and to reach out to Party B with respect to the clarifying questions raised.

On April 17, 2024 and April 18, 2024, the Board held its regularly scheduled meetings, during which there were no discussions of a potential transaction with Purchaser or the ongoing efforts to secure financing transactions.

On April 18, 2024, the Independent Transaction Committee, together with representatives of NautaDutilh and Weil, met with representatives of UBS Securities LLC (“UBS”) to discuss engaging UBS as an independent financial advisor to the Independent Transaction Committee. Following UBS’s presentation to the Independent Transaction Committee, the Independent Transaction Committee determined to engage UBS as its independent financial advisor as a result of, among other things, UBS’s reputation, qualifications, experiences in financing transactions, and mergers and acquisitions in the electric vehicle charging industry and familiarity with Allego and the industry in which Allego operates, which engagement was subsequently formalized in an engagement letter dated June 5, 2024. The Independent Transaction Committee also determined that Citi would continue to liaise directly with Parties A, B, C and D to ensure a smooth and efficient process, and that UBS would liaise with Citi on behalf of the Independent Transaction Committee.

On April 19, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of NautaDutilh and Weil, to discuss next steps with respect to the Party B Proposal and, in particular, Party B’s expectation of having discussions with Purchaser quickly to determine whether Purchaser would be amenable to such a transaction and partnership with Party B. Following discussion, the Independent Transaction Committee determined that UBS should instruct Citi to engage with Party B, provide it with certain additional diligence materials, including an updated business plan and forecasted financial information reflecting the Company’s actual financial performance for 2023 (which forecasts are the Financed Forecasts, that are described in more detail under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” in this Schedule 14D-9) and, subject to Party B reconfirming the terms of its proposal following that additional diligence, would facilitate a discussion with Purchaser. The Independent Transaction Committee also determined that UBS should instruct Citi to contact Party A and Party C to inform them that the Independent Transaction Committee was in receipt of transaction proposals and was evaluating them, so if they wanted to submit proposals to the Independent Transaction Committee, they should do so quickly. Party C was subsequently provided the Financed Forecasts.

On April 22, 2024, representatives of Citi engaged with representatives of Party B, who agreed to have a diligence session with management and receive the updated financial information, but emphasized that it was critical from their perspective to directly connect with Purchaser quickly, as they wanted to ensure there was alignment on their proposal before they were willing to engage with advisors and increase their expenditures.

On April 26, 2024, and the Company’s management held a diligence call with representatives of Party B, attended by Citi and discussed, among other things, the Company’s financial performance for fiscal year 2023 and the capital needs of Allego’s business plan. The representatives of Party B informed and the Company’s and management and Citi that it would review the additional information and revert.

On April 30, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss feedback that had been received from Parties A, B and C. The representatives of UBS discussed with the Independent Transaction Committee that management had mets with Party B, with their discussions centered around the impact of the shortfall in charging station deployment in 2023 and the impact that would have on Allego’s business plan. The representatives of UBS also discussed with the Independent Transaction Committee the fact that Party A had informed Citi that, as a result of the impact of the Company’s 2023 financial performance on its business plan, as well the Company’s potential challenges with covenant compliance in its financial instruments, Party A would not be submitting a proposal. In addition, representatives of UBS informed the Independent Transaction Committee that Party C had reconfirmed to Citi that it intended to submit a proposal within the week. In order for the Independent Transaction Committee to evaluate the Initial Proposal and each other proposal received from Party B or Party C, the Independent Transaction Committee discussed with representatives of UBS, NautaDutilh and Weil that management should prepare a standalone business plan in which no financing transaction was consummated, so that the Independent Transaction Committee could compare any proposals to such business plan.

On May 3, 2024, following entry into a standard non-disclosure agreement and consistent with discussions between the parties in April, Purchaser sent to the Apollo Fund a draft of a simple agreement pursuant to which the Apollo Fund would commit not to tender its Shares in the Offer. Thereafter, from time to time throughout May and the first half of June 2024, representatives of Purchaser and the Apollo Fund discussed and negotiated the terms of the Non-tender Agreement and the Apollo Fund’s rights as a minority equityholder following the closing of the proposed transaction.

On May 6, 2024, Party B submitted to the Independent Transaction Committee an updated non-binding indicative offer (the “Revised Party B Proposal”). Specifically, following review and analysis of the additional due diligence and management access given to Party B since delivery of the Party B Proposal, the Revised Party B Proposal reflected a per Share price of US$2.38, rather than US$2.53 (which represented a premium of 86% from the closing share price on May 3, 2024), which resulted in a total commitment of EUR 494 million, rather than EUR 505 million, with all other terms of the Party B Proposal remaining unchanged. The Revised Party B Proposal reiterated Party B’s request that it be allowed to engage with Purchaser and E8 in a short timeframe to find a common position for the key terms of the anticipated shareholders’ agreement, as its offer was conditioned both on a co-control structure with Purchaser following closing, as well as E8 being willing to sell the requested Shares.

On May 8, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss, among other things, management’s standalone projections prepared to reflect no additional funding, as well as the Revised Party B Proposal. The Independent Transaction Committee discussed the updated business plan with the representatives of UBS and, following deliberation and discussion, determined that UBS would have a follow-up discussion with management to better understand certain assumptions, including as to the impact to the business plan of Project Faolan, a commercial project in discussion between Allego and Purchaser that would enable Allego, through its affiliate, to develop, operate and maintain certain charging sites in Germany, as well as the implied market share gains that the Company projected in the medium and long term (the financial forecasts related thereto are referred to as the Standalone Forecast and are described in more detail under the heading “Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information” in this Schedule 14D-9). The Independent Transaction Committee then discussed with the representatives of UBS, NautaDutilh and Weil the Revised Party B Proposal, including the fact that Party B had reconfirmed a per Share value of US$2.38, and that Party B was highly focused on direct engagement with Purchaser regarding its offer. The Independent Transaction Committee discussed and considered the valuation of Allego implied by the Revised Party B Proposal, the benefits and risks of such a potential transaction, including as compared to other potential transactions and Allego’s ability to continue to execute its business plan, the ability to consummate such a transaction if Purchaser was not supportive and next steps in respect of engagement with Purchaser regarding the Revised Party B Proposal. Following discussion and deliberation, the Independent Transaction Committee directed UBS to continue to push Morgan Stanley on the open points in Purchaser’s proposal regarding specificity around its plans for minority shareholders and a commitment to fund Allego’s business plan, while also remaining engaged with Party B, but waiting to facilitate discussions between Party B and Purchaser until Party C’s proposal has been received, which Party C continued to indicate would be delivered shortly, to be better able to present available alternatives.

On May 10, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the standalone “no funding” business plan and the communications with Parties B and C and Purchaser. Following discussion and deliberation, the Independent Transaction Committee directed UBS to work with management to refine the standalone business plan to assume, no new financing being obtained so that the plan reflects just the Company’s projections on a standalone basis and growing only through cash flow from its own operations with implied medium and long term market share developments in line with the adjusted growth. The representatives of UBS then discussed with the Independent Transaction Committee that there was a call scheduled with Morgan Stanley for the following day to discuss Purchaser’s proposals for funding the business plan and plans for minority shareholders, with the expectation that there would then be a meeting with Purchaser the following week. Following discussion and deliberation, since a proposal from Party C was still expected, the Independent Transaction Committee determined to wait to receive and evaluate that proposal before connecting Party B with Purchaser so as to be able to discuss all the available alternatives with Purchaser.

On May 13, 2024, Party C provided a high-level proposal indicating that it believed Allego should be delisted but had not settled on an offer price and was interested in exploring a transaction where all new charging sites would be developed through a new special purpose vehicle into which Party C would invest US$400 million in exchange for majority ownership in that vehicle (the “Party C Proposal”). The Party C Proposal also indicated that Party C’s capital would not be used to repay Allego’s existing debt, but above a certain internal rate of return threshold, it was open to sharing with Allego the upside of economics at the new special purpose vehicle, while also paying Allego a fee to operate and maintain the sites.

Later on May 13, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss current communications with Purchaser, Party B and Party C. After discussion and deliberation, during which the Independent Transaction Committee discussed with its advisors the fact that the concept of the Party C Proposal did not address a number of issues facing the Company, including its leverage levels, and did not provide sufficient details to fully analyze the proposal, the Independent Transaction Committee directed UBS to ask Citi to request further details on key points from Party C. The Independent Transaction Committee also requested that UBS provide an update to the Independent Transaction Committee following the call that had been scheduled with Purchaser and Morgan Stanley for May 16, 2024 in order to receive the answers to the questions discussed at the May 8, 2024 Independent Transaction Committee meeting. In addition, the Independent Transaction Committee instructed its advisors to provide Purchaser with the Party B Proposal and the Revised Party B Proposal, given Party B’s insistence on confirming alignment with Purchaser before it was willing to move forward. On May 16, 2024, the Company’s financial advisor relayed the communication to Party C.

On May 16, 2024, representatives of UBS discussed with representatives of Purchaser and Morgan Stanley questions that the Independent Transaction Committee had with respect to the terms of the Initial Proposal, including seeking clarity on Purchaser’s plans to fund Allego’s business plan and plans regarding minority shareholders. During that discussion, Purchaser reconfirmed (1) it had obtained confirmed funding to pay the offer consideration to any shareholders who wanted to participate in the tender offer, (2) it did not contemplate any buy-out proceedings or other squeeze-out transactions for minority shareholders and (3) it was open to discussing certain future minority exit or liquidity rights, including preemptive rights, no restrictions on transfer, a commitment to run a best efforts sale process for minority shareholders two years following the closing, and a priority tag right for holders of less than 5% of Allego’s share capital. In addition, during the discussion, representatives of Purchaser confirmed that they were willing to underwrite up to EUR 300 million in equity or equity-like financing from the Meridiam Fund, which should enable the Company to then utilize the EUR 150 million accordion feature under its existing credit facility and, as a result, obtain the full financing required by its business plan (collectively, the “May 16 Proposal”).

On May 17, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the May 16 Proposal. The representatives of UBS discussed the details of the May 16 Proposal with the Independent Transaction Committee, including the fact that Purchaser was open to discussing minority shareholder protections around governance and future liquidity, and the development regarding a willingness to commit to funding what Purchaser understood to be the amount needed to fund Allego’s business plan. The Independent Transaction Committee also discussed with its advisors next steps with respect to responding to Purchaser. Following discussion and deliberation, the Independent Transaction Committee instructed its advisors to prepare a proposal regarding minority shareholder protections and to have Allego management provide Purchaser with the updated business plan that had also been shared with Party B, so that Purchaser’s funding commitment would align with the needs set forth in that plan.

On May 19, 2024, Purchaser submitted a response to the Independent Transaction Committee regarding its review of the Party B Proposal and the Revised Party B Proposal, in which it informed the Independent Transaction Committee that it strongly believed in the growth potential of Allego and, as such, in its capacity as a shareholder of Allego was not interested in selling its Shares, nor was it interested in entertaining any proposals to partner with third parties in connection with an investment to fund the business plan (the “May 19 Position”). Instead, as communicated in the May 16 Proposal, it is willing to devote more resources and capital so long as Allego would delist and remain a private company. Purchaser also highlighted certain concerns associated with the Revised Party B Proposal, including the fact that, under commercial arrangements entered into with E8, E8 would receive a significant portion of the funds being committed by Party B, whereas the terms of the May 16 Proposal would trigger no such payment, and the Company would receive the entirety of the committed funds. In addition, Purchaser requested a formal response to the May 16 Proposal by May 28, 2024.

On May 22, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the May 19 Position and the path forward with respect to both Party B and Purchaser. In particular, the Independent Transaction Committee discussed with its advisors the fact that the May 19 Position would likely render impossible any alternative transaction, as no potential acquirer would be willing to sign a transaction agreement with a company that has a controlling shareholder, if that shareholder was not supportive of the transaction. The Independent Transaction Committee and its advisors then discussed the fact that there were upcoming calls scheduled between NautaDutilh, Weil and AOS, to discuss the structure of the May 16 Proposal, as well as a call between UBS and Morgan Stanley to better understand the valuation proposed by Purchaser, and that the Independent Transaction Committee’s advisors were working on a proposal for minority shareholder protections to be presented to Purchaser. In addition, after discussion and deliberation, the Independent Transaction Committee directed its advisors to inform Party B that Purchaser had informed the Independent Transaction Committee that it was not a seller and was not interested in entertaining any proposals to partner with third parties in connection with this investment and, instead, was securing funding for the Company on its own. Shortly following the meeting, at the Independent Transaction Committee’s direction and at the request of UBS, Citi conveyed such message to Party B.

On May 23, 2024, representatives of UBS and Morgan Stanley had a call to discuss, among other things, the financial model and valuation methodologies being used by Purchaser, and on May 24, 2024, representatives of AOS and representatives of NautaDutilh and Weil had a call to discuss, among other things, clarifications regarding certain of the terms of the May 16 Proposal.

On May 27, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss a response to the May 19 Position. The Independent Transaction Committee discussed with its advisors the draft term sheet that had been prepared to send to Purchaser providing, among other things, a commitment by the Meridiam Fund of at least EUR 300 million to purchase equity in the Company at the same price Purchaser was offering to holders of Shares in the tender offer, and certain governance and post-closing liquidity rights for shareholders who did not tender their Shares, including maintaining the current Board composition, including at least three independent directors, customary lock-up provisions for Purchaser, priority tag-along rights for minority shareholders (whereby they could sell all their Shares in event of a full or partial sale by Purchaser of its Shares) and an annual put right for minority shareholders at fair market value (determined by reference to the higher of (1) the highest per Share price implied by any capital raising or secondary transaction in the preceding year and (2) the price per Share implied by Parent’s investment in Allego and reported to its limited partners). The Independent Transaction Committee also discussed with its advisors the strategy with respect to increasing the per Share price of Purchaser’s offer, particularly in light of the Revised Party B Proposal and the fact there were likely to be shareholders who would not be able to remain invested in a private Dutch company. Following discussion and deliberation, the Independent Transaction Committee instructed its legal advisors to send the draft term sheet to AOS, and instructed UBS to discuss valuation with Morgan Stanley. Following the Independent Transaction Committee meeting, representatives of NautaDutilh sent the term sheet to AOS.

Also on May 27, 2024, Party C provided Citi certain responses to the clarifying questions previously asked of them, but acknowledged that it had not yet conducted full due diligence. Party C also indicated its desire that Purchaser and E8 roll over their interests in the Company to the greatest degree possible and an expectation of co-control in the structure. Following receipt of those responses, and in light of the May 19 Position, no further discussions were had with Party C.

On May 29, 2024, representatives of UBS and Morgan Stanley had a call to discuss, among other things, the valuation methodology that had been used to provide the US$1.40 per Share offer price provided in the Initial Proposal and the diligence information that had been provided to Party B that supported the Revised Party B Proposal, which reflected a superior valuation to Purchaser’s proposal. The representatives of Morgan Stanley agreed that they would review the additional diligence material, although they noted that the Revised Party B Proposal had been a non-binding initial indication of interest that still required significant time and due diligence and there was no certainty of ultimate value.

On May 30, 2024, AOS sent a revised draft of the term sheet to NautaDutilh and Weil reflecting, among other things, (1) a commitment by the Meridiam Fund of up to EUR 300 million, but not committing to that amount being invested in equity of the Company (and, instead, indicating it could be a convertible mezzanine instrument), (2) an agreement to maintain the Company’s existing Board and governance structure, and (3) certain liquidity rights for minority shareholders who held less than 5% of the outstanding Shares, including no restrictions on selling their Shares following closing, a priority tag-along right in the event of sales of Shares by Purchaser and a commitment to have the Company organize a minority or partial sale process on a “best efforts” basis within the following two years, with priority given to such minority shareholders (the “May 30 Proposal”). Purchaser and its representatives confirmed that they would not entertain a “put” right for the benefit of minority shareholders. At the same time, AOS also sent an initial draft of a transaction framework agreement.

On May 31, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the May 30 Proposal, including that (1) the May 30 Proposal included a commitment of “up to” EUR 300 million, rather than “at least” EUR 300 million, which would be what was needed in order to fund Allego’s business plan, (2) such amount could be funded through mezzanine funding, rather than an equity purchase, but that the May 30 Proposal did not include specifics as to the terms and dilutive effects of such financing, (3) Purchaser stated it would not entertain a put right and the implications of that for minority shareholders, and (4) Purchaser maintained its perspective that the minority shareholder protections only applied to holders of less than 5% of the Company’s share capital. Following discussion and deliberation, the Independent Transaction Committee determined that Purchaser needed to confirm the amount of its equity commitment and the material terms thereof so it could be fully evaluated, as well as to address the issue of an “interim” liquidity opportunity for minority shareholders if they were not willing to include a put right. Following the meeting, Mr. Vollmann communicated the same to Purchaser, and a call was scheduled between the members of the Independent Transaction Committee and representatives of Purchaser for June 4, 2024.

On June 4, 2024, the members of the Independent Transaction Committee and Messrs. Emmanuel Rotat, Partner and Chief Financial Officer of Parent and Guyve Sardari, Partner and Executive Director of Parent met to discuss the terms of the May 30 Proposal. During the discussion, the members of the Independent Transaction Committee conveyed the importance of (1) improving the US$1.40 per Share offer, as it did not reflect sufficient value for shareholders, (2) providing clarity around the amount, terms and structure of the equity commitment being made by Purchaser and (3) ensuring minority shareholders have an organized liquidity opportunity prior to the time Purchaser decides to sell its Shares.

On June 6, 2024, Purchaser conveyed an updated proposal to the members of the Independent Transaction Committee reflecting, among other things, (1) a commitment of EUR 310 million to provide equity or equity-like funds, in addition to a funding commitment in respect of Project Faolan, conditioned on the delisting of the Company, to be available in three tranches (at least EUR 150 million in 2024, at least EUR 150 million in 2025 and the balance in 2026), (2) the financing instrument would qualify as equity for the Company’s credit facilities but would take the form of a convertible bond, with interest to be paid in kind (not cash), with the maturity being 5 to 7 years and the Meridiam Fund having the option to convert the instrument into Shares at a 10% discount to a third party valuation, with an option for the Company to redeem early after three years and the possibility to repay in cash if a minimum IRR is guaranteed to Purchaser and / or redeem at maturity either in cash or Shares with a minimum IRR guaranteed to Purchaser, (3) the minority shareholder protections would not apply to existing shareholders that currently held in excess of 5% of the outstanding Shares and would include, in addition to no restrictions on transfer and priority tag-rights, a firm commitment to organize an auction process within 18 months following the closing of the transactions, and Purchaser would commit to sell its Shares to the extent required for the auction to be able to sell a minimum of 5% of Allego’s share capital, and the organization of another liquidity event before December 31, 2027, with priority rights for minority shareholders, and (4) an increased offer price for the tender offer of US$1.50, representing a 100% premium to the closing share price as of June 5, 2024 (collectively, the “June 6 Proposal”). Following delivery of the June 6 Proposal, the members of the Independent Transaction Committee and Messrs. Rotat and Sardari discussed the terms of the June 6

Proposal, and clarified, among other things, that the PIK interest rate applicable to the convertible bonds would be 15% with a conversion option for Purchaser at a 10% discount to a third party valuation (in case of a liquidity event), with a resulting IRR of 15% if paid in cash and that Purchaser was confirming the status and timing of Project Faolan to see whether the financing commitment for that project could be accelerated.

Later on June 6, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the June 6 Proposal and subsequent call with Messrs. Rotat and Sardari, including the disparate treatment of minority shareholders, the terms of the financing proposed and the belief that US$1.50 per Share, while representing a meaningful premium to the current Share price, still did not represent sufficient value for shareholders, particularly those who would not be able to or who would not want to remain invested in Allego as a private Dutch company.

Later on June 6, 2024, Purchaser provided an additional update to the June 6 Proposal, which involved a commitment for Project Faolan to be executed between signing and closing of the transactions contemplated by the June 6 Proposal to provide immediate liquidity for Allego, and that there would be no restrictions on the minority shareholders who would receive the benefit of the liquidity rights following closing.

On June 7, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the updates provided by Purchaser on its June 6 Proposal, including the terms of the financing offered by Purchaser, and how they compared to proposals Allego had received the prior year when soliciting financing alternatives, the continued belief that US$1.50 did not represent sufficient value for shareholders, as well as the meaningful improvements that had been made by Purchaser in terms of providing liquidity rights to minority shareholders following the closing. Following discussion and deliberation, the Independent Transaction Committee determined it would revert to Purchaser with a counterproposal to increase its offer price to US$1.70 per share. Shortly following the meeting, the members of the Independent Transaction Committee conveyed the same to Purchaser.

Later on June 7, 2024, Purchaser informed the members of the Independent Transaction Committee that it was willing to accept the counterproposal of an offer price of US$1.70, so long as both parties committed to working quickly towards execution of definitive documents, with an aim of announcing a transaction on June 14, 2024, particularly in light of the Company’s liquidity needs.

On June 8, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the next steps and process associated with moving forward with Purchaser’s offer.

On June 9, 2024, AOS sent to NautaDutilh and Weil an updated draft of a transaction framework agreement which, among other things, (i) did not provide for the commitment to fund Project Faolan, (ii) did not include a requirement to maintain independent directors on the Board following closing, (iii) did not provide for the maintenance of the minority shareholder protections in the event Purchaser sold all or substantially all its shares or all or substantially all the assets of Allego, (iv) included a provision that if the Independent Transaction Committee changed its recommendation with respect to the transaction, Allego could terminate the agreement so long as it had provided Purchaser with certain matching rights and paid a termination fee (the amount to be determined), (v) provided that the convertible bonds would have compounding interest and (vi) did not include the ability of minority shareholders to enforce their minority shareholder protections.

On June 11, 2024, the Independent Transaction Committee held a meeting via videoconference, which was attended by representatives of UBS, NautaDutilh and Weil, to discuss the revised draft transaction framework agreement prepared by NautaDutilh and Weil and, following discussion and deliberation, authorized NautaDutilh and Weil to finalize their comments to the draft transaction framework agreement and distribute it back to Purchaser and AOS.

Later on June 11, 2024, Weil sent to AOS a revised draft transaction framework agreement which, among other things, (i) provided for the commitment to fund Project Faolan, (ii) included a requirement to maintain at least three independent directors on the Board following closing, (iii) provided for the maintenance of the minority shareholder protections in the event Purchaser sold all or substantially all its shares or all or substantially all the assets of Allego, (iv) removed the ability of the Company to terminate the agreement in the event of a superior proposal and the right of Purchaser to receive a termination fee, (v) provided that the convertible bonds would not have compounding interest and (vi) included the ability of minority shareholders to enforce their minority shareholder protections. Other than the re-insertion of the compounding interest provision for the convertible bonds, each of these revisions was reflected in substance in the final executed Transaction Framework Agreement.

On June 12, 2024, the Board held an informal update call, which representatives of Weil and NautaDutilh attended, to provide an update to the Board on the process of moving forward with potentially announcing a transaction, as well as the approvals that would be required. This meeting was held for informational purposes only. Although certain questions were raised by Board members, which were answered by legal counsel, no deliberations or decision-marking occurred.

From June 12, 2024 to June 15, 2024, representatives of AOS, NautaDutilh, Weil, Purchaser and the Independent Transaction Committee worked to resolve the open points in the draft transaction framework agreement.

On June 14, 2024, in connection with executing Project Faolan, the Meridiam Fund caused a special purpose vehicle that is wholly-owned by Parent to enter into a Development and Installation Contract and an Operation and Maintenance Agreement with an affiliate of Allego in order for such affiliate to develop, operate and maintain certain charging sites in Germany in connection with Project Faolan.

On June 16, 2024, the Independent Transaction Committee held a meeting by videoconference, which was attended by representatives of UBS, NautaDutilh and Weil. During the meeting, the Independent Transaction Committee and its financial and legal advisors reviewed the history of negotiations with Purchaser and the terms of the draft transaction framework agreement, which had been circulated to the Independent Transaction Committee in advance of the meeting. Representatives of UBS reviewed with the Independent Transaction Committee UBS’s financial analyses of the offer consideration provided for in the proposed transaction framework agreement. Thereafter, representatives of UBS rendered UBS’s oral opinion, which was subsequently confirmed by delivery of its written opinion, to the Independent Transaction Committee on June 16, 2024, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters described in its opinion, the offer consideration provided for in the transaction framework agreement is fair, from a financial point of view, to holders of Shares (other than Purchaser and its affiliates). For more information, see Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor”.

Following further discussion and deliberation, including taking into account the factors described below in greater detail in Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” the Independent Transaction Committee unanimously recommended to the Board to (a) determine that, on the terms and subject to the conditions set forth in the transaction framework agreement, the transactions contemplated thereby are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approve the execution of the transaction framework agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the transactions on the terms and subject to the provisions of the transaction framework agreement.

On June 16, 2024, following the Independent Transaction Committee meeting, the Board held a meeting by videoconference, which was attended by representatives of UBS, NautaDutilh and Weil. During the meeting, the Independent Transaction Committee’s financial and legal advisors reviewed the history of negotiations with

Purchaser and Mr. Vollmann informed the Board that the Independent Transaction Committee had resolved to recommend to the Board that it approve the transactions contemplated by the Transaction Framework Agreement. Representatives of UBS informed the Board that it had provided its oral opinion to the Independent Transaction Committee, which would be subsequently confirmed by delivery of its written opinion, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters described in its opinion, the offer consideration provided for in the Transaction Framework Agreement is fair, from a financial point of view, to holders of Shares (other than Purchaser and its affiliates). Representatives of NautaDutilh then reviewed with the Board their fiduciary duties in the context of their consideration of the potential transaction, including in respect of any actual or potential conflicts of interest that might arise. Representatives of NautaDutilh then reviewed with the Board the principal terms of the draft Transaction Framework Agreement, which had been provided to the Board in advance of the meeting. Following that review, the Recused Directors recused themselves from the discussions and deliberations of the Board, and the representatives of UBS also departed the meeting. The Board then discussed with the remaining members of the Board, which were the same individuals comprising the Independent Transaction Committee, the rationale for the potential transaction, the valuation implied by the offer consideration, the ability of shareholders to participate in the value and opportunities of the Company after the tender offer if they chose not to tender their Shares, the minority shareholder protections that had been negotiated for the benefit of those shareholders, and the risks associated with consummating the potential transaction.

Following further discussion and deliberation, including taking into account the factors described below in greater detail in Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” the Board (other than the Recused Directors) unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the transactions contemplated thereby are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolved, that the Company pursue the transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Thereafter the parties thereto entered into the Transaction Framework Agreement and the Non-tender Agreement.

Before the opening of financial markets in New York on June 17, 2024, Allego and Purchaser issued a joint press release announcing the execution of the Transaction Framework Agreement.

(b) Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions

The Independent Transaction Committee held multiple meetings to discuss, among other things, Purchaser’s proposal regarding the Transactions (as it was revised from time to time), including the Offer. In the course of reaching their respective determinations and making their respective recommendations, the Independent Transaction Committee and the Board (other than the Recused Directors) considered, in consultation with their financial and legal advisors, information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and prospective basis, as well as current industry, and economic and market conditions and trends.

The Independent Transaction Committee and the Board (other than the Recused Directors) consulted with independent legal and financial advisors and considered a number of factors that supported its decision to approve the execution by the Company of the Transaction Framework Agreement and the consummation by the Company of the Transactions, including the following (not necessarily in order of importance):

•

Certainty of Value; Consideration and Premium. The Offer Consideration is all cash, which provides shareholders immediate certainty of value and liquidity for their Shares and enables shareholders to realize value at a significant premium as compared to the prevailing share price, while eliminating near- and long-term business and execution risk related to the Company’s strategy. Specifically, among other things, the Independent Transaction Committee and the Board (other than the Recused Directors) considered:

•	the Offer Consideration of US$1.70 per Share to be paid to Unaffiliated Shareholders pursuant to the Transaction Framework Agreement represents:

i.	a premium of 131% based on the closing price per Share on June 14, 2024 (US$0.735), the last trading day before the Independent Transaction Committee and Board meetings to approve the Transactions);

ii.	a premium of 97% based on the volume weighted average price (“VWAP”) of US$0.86 for the 30-trading day period ending June 14, 2024;

iii.	A premium of 29% based on the VWAP of US$1.32 for the 90-trading day period ending June 14, 2024; and

iv.	A premium of 32% based on the VWAP of US$1.29 for the 26-trading week period ending June 14, 2024.

•	the trading history of the Company and the Offer Consideration relative to such history; and

•	the belief that the Offer Consideration represents the highest price that Purchaser was willing to pay considering the negotiations between the parties.

•

The Company’s Current Condition. The Company’s financial condition (including cash position, liabilities and forecasted potential breach of the interest cover ratio and leverage ratio covenants under its debt facility), results of operations, competitive position and business strategy (as well as the accompanying risks), the nature of the electric vehicle industry, on both historical and prospective bases, the current and historical trading prices of the Shares, including the trading price of the Shares relative to the trading price of the stock of other industry participants and general market indices, and current industry, regulatory, economic and market conditions, trends and cycles.

•

Value Relative to Stand-Alone Prospects. The Offer Consideration comparing favorably to the potential long-term value of the Company if it were to remain as a public entity without an equity financing transaction, after taking into account the risks and uncertainties associated with this alternative, including the Company’s liquidity and capital expenditure needs, its lack of funds to execute its business plan, its position within the industry and current market and financial conditions and the relatively limited trading volume of the Shares.

•

Certain Management Projections. The Company’s operating and financial performance and its prospects, including the Management Projections (as defined below), which reflect an application of various assumptions of the Company’s senior management and consideration of the inherent uncertainty of achieving the Management Projections and that, as a result, the Company’s actual financial results in future periods could differ materially from the Management Projections. For further discussion, see the section captioned “- Certain Prospective Financial Information” in Item 4 of this Schedule 14D-9.

•

Ability of Shareholders to Remain Invested. The opportunity provided by the Transactions to those shareholders who want to remain invested in the Company and participate in the potential future growth of the Company, including after completion of Project Faolan and the Meridiam Contribution, to do so, and those certain Post-Closing Rights provided in the Transaction Framework Agreement that would otherwise not be afforded to shareholders in a private Dutch company. For further discussion, see the section captioned “- Tender Offer and the Transaction” in Item 2 of this Schedule 14D-9.

•

Equity Commitment. The fact that Purchaser included, as part of the Transactions, the Meridiam Contribution, that, when fulfilled (conditioned only upon (i) the Consultation Procedure, (ii) the effectiveness of the Delisting and (iii) the adoption by the Disinterested Directors of all resolutions to consummate the Meridiam Contribution), would result in the ability of the Company’s near-term business plan to be fully funded, assuming the incremental facility under the Company’s credit facility is funded. For further discussion, see the section captioned “ – Tender Offer and the Transaction” in Item 2 of this Schedule 14D-9.

•

Negotiation Process. The fact that the terms of the Transaction Framework Agreement were the result of robust arm’s-length negotiations conducted by the Independent Transaction Committee and independent financial advisors and legal counsel, including:

•

the Independent Transaction Committee consists solely of the Disinterested Directors and had the authority from the Board to review, evaluate and negotiate the terms of a potential transaction involving Purchaser and, if the Independent Transaction Committee deemed it appropriate, alternative transactions with other parties, or to determine not to pursue any transaction involving Purchaser and its affiliates;

•

the Independent Transaction Committee’s ability to negotiate an increase in the Offer Consideration of US$0.30 per Share from the per Share consideration offered in the Initial Proposal (US$1.40 per Share), representing an increase of approximately 21.4%, while the price of the Shares had declined 49.31% from the date of the Initial Proposal to June 14, 2024; and

•

the belief by the Independent Transaction Committee that the Offer Consideration was the highest price that could reasonably be obtained from Purchaser, that the terms set forth in the Transaction Framework Agreement were the most favorable terms to the Company that Purchaser would be willing to agree to and that further negotiations would create a risk of materially delaying the entry into a definitive agreement for the transaction and further delaying receipt by the Company of needed funding.

•

Highest Value Reasonably Obtainable. The belief that the Offer Consideration of US$1.70 per Share represented the highest value reasonably obtainable for the Shares, given Purchaser’s ownership of approximately 72.5% of the outstanding Shares, and the right to vote an additional 15.1% of the outstanding Shares, and the fact that Purchaser could decline to support any alternative transactions and had informed the Independent Transaction Committee that it was not interested in partnering with any other person in connection with a financing transaction prior to a delisting.

•

No Subsequent Offers since Announcement. Since the public announcement of the entry into the Transaction Framework Agreement by the Company, none of the Company, the Independent Transaction Committee or any of the Independent Transaction Committee’s legal and financial advisors received any inquiries from third parties relating to a potential alternative acquisition transaction with the Company.

•

Private Company Benefits. The greater flexibility the Company’s management may have, as a private company, to focus on improving the Company’s long-term financial performance without the pressures caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance. In addition, given the Company’s low public float and low trading price, as a private company, the Company may have greater access to financing at more favorable valuations. As a SEC-reporting company with its Shares trading on the NYSE, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered proprietary and competitively sensitive and would not be disclosed by a non- reporting company and which potentially may help the Company’s actual or potential competitors and customers compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be.

•

Analysis and Opinion of Financial Advisor. The financial analysis reviewed by representatives of UBS with the Independent Transaction Committee on June 16, 2024, and UBS’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated June 16, 2024, to the Independent Transaction Committee to the effect that, as of the date of the UBS’s opinion and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters described in UBS’s opinion, the Offer Consideration is fair, from a financial point of view, to the Unaffiliated Shareholders. For additional information pertaining to UBS’s opinion and financial analysis see Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor”.

•	Likelihood of Completion. The belief that the Offer will likely be consummated, based on, among other things:

•	the absence of any minimum tender condition to the Offer;

•	the absence of any financing condition or regulatory approval condition to the consummation of the Offer; and

•	the absence of a material adverse effect condition to the consummation of the Offer.

•

Business Reputation of Parent. The business reputation, management and financial resources of Parent with respect to the Offer, including (as noted above) the fact that there is no minimum tender or financing condition to the Offer. The Independent Transaction Committee believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be conducted in an orderly manner.

•

Timing of Completion. The Offer being structured as a tender offer, which can be completed and the cash consideration can be delivered to tendering shareholders on a prompt basis, reducing the period of uncertainty during the pendency of the transactions on shareholders, employees and the Company’s business.

•

Support Withdrawal; No Termination Fee. The fact that the Disinterested Directors could withdraw their support of the Transactions prior to the Expiration Time in accordance with the Transaction Framework Agreement if any material event, material development, material circumstance or material change in circumstances or facts occurs or arises after the date of the Transaction Framework Agreement that causes the Disinterested Directors to determine in good faith (after consultation with their outside legal counsel and financial advisor and Purchaser) that the failure to so withdraw their support would be inconsistent with their fiduciary duties under Dutch law. If the Disinterested Directors withdrew their support, no termination fee would be payable to Purchaser.

The Independent Transaction Committee and the Board (other than the Recused Directors) also considered certain risks and other potentially negative factors in its deliberations concerning the Transaction Framework Agreement and the Transactions, including the following (not in any relative order of importance):

•

Lack of Certainty Regarding Future Performance of the Business and Reduced Liquidity Opportunities. For those Company shareholders who do not tender their Shares in the Offer, there is no assurance of the future performance of the Company’s business, and the Shares will no longer be listed on a national security exchange, thereby reducing the opportunity for the Company’s shareholders to sell their Shares. There is also no guarantee that the Post-Closing Liquidity Rights will result in a liquidity event allowing the Company’s shareholders to sell their Shares after Closing.

•

Loss of Upside for Tendering Shareholders. Unaffiliated Shareholders who tender all of their Shares in the Offer will cease to participate in the Company’s future earnings or growth, if any, and will not benefit from increases, if any, in the value of the Shares and will not benefit from the Post-Closing Rights. At some future time, Purchaser could sell some or all of the Company or its securities, businesses or assets to one or more purchasers at a valuation higher than that available in the Offer, and the Unaffiliated Shareholders who have tendered all of their Shares in the Offer would not be able to participate in or benefit from such a sale.

•

Lack of Certainty Regarding Consummation of Equity Commitment. While the Meridiam Fund has made a commitment to underwrite an investment of EUR 310,000,000 in the Company through the acquisition of certain convertible bonds, the definitive documentation with respect to that investment has not yet been agreed or executed.

•

Lack of Actionable Alternatives. The significant portion of the voting power of the outstanding Shares owned by Purchaser may have deterred other potentially interested parties from proposing to acquire the Company at a price that is higher than the Offer Consideration, including one potentially interested transaction counterparty that provided an initial indication of interest at a valuation of US$2.38 per Share, but required discussion and cooperation with Purchaser in connection with its bid, which Purchaser declined.

•

No Ability to Terminate the Transaction Framework Agreement Following a Support Withdrawal. The fact that the Company will not be able to terminate the Transaction Framework Agreement in the event the Disinterested Directors withdraw their support for the Transactions, and will need to comply with its obligations thereunder, including to effect the Delisting and the Deregistration in the event the Closing occurs.

•	No Appraisal Rights. The fact that Unaffiliated Shareholders do not have appraisal rights in connection with the Transactions under the laws of the Netherlands.

•	Closing Conditions. While few, there are conditions to the Offer and there can be no assurance that all conditions to Purchaser’s obligation to close the Offer will be satisfied.

•

Risk Associated with Failure to Consummate the Offer. The possibility that the Transactions, including the Offer, might not be consummated, and the fact that if the Offer is not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, partners and employees may be adversely affected, (iv) the trading price of Shares could be materially and adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Effects of Transaction Announcement. The effect of the public announcement of the Transaction Framework Agreement, including effects on the Company’s Share price, and the Company’s ability to attract and retain key personnel during the pendency of the Transactions, as well as the potential for litigation in connection with the Offer and the associated costs, burden and inconvenience involved in defending those proceedings.

•

Interim Restrictions on Business Pending Completion of the Offer. The Transaction Framework Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company.

•

Taxable Consideration. The Independent Transaction Committee considered that the all-cash consideration in the Offer generally would be taxable to the U.S. holders of Shares that participate in the Offer.

•

Transaction Expenses. The substantial transaction expenses, including the fees to UBS, incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed.

•

Potential Conflicts of Interest. Certain of the Company’s officers and directors may have interests in the Offer and the Transactions that are different from, or in addition to, the interests of the Company’s shareholders, including the interests of the Company’s directors and officers in being entitled to continued indemnification and insurance coverage from the Company and other interests described under Item 3 above in the section entitled “Arrangements with the Company’s Directors and Executive Officers.”

•

Company Management. The possibility that the Transactions would require the directors, management and other employees of the Company to expend extensive time and resources and could cause significant distraction from their work during the pendency of the Transactions.

•	Risk Factors. The risks described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

The foregoing discussion of the information and factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors). After considering these factors and its duties to all Company shareholders and other stakeholders, the Independent Transaction Committee and the Board (other than the Recused Directors) collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer in light of the various considerations and factors described above and other factors that the Independent Transaction Committee and the Board (other than the Recused Directors) believed were appropriate, including the ability of non-tendering shareholders to remain invested in the Company and the Post-Closing Rights. In view of the complexity and the wide variety of factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) in connection with their evaluation of the Offer, the Independent Transaction Committee and the Board (other than the Recused Directors) did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors they considered in reaching their decision, and they did not undertake to make any specific determination as to whether any reasons or factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Independent Transaction Committee and the Board (other than the Recused Directors) arrived at their respective determinations based on the totality of information they received from the Purchaser and Parent. In considering the factors discussed above, individual directors may have given different weight to different considerations or factors.

In the course of reaching its decision to approve the Transactions and to approve the execution by the Company of the Transaction Framework Agreement, the Independent Transaction Committee and the Board (other than the Recused Directors) did not consider the liquidation value or net book value of the Company, and did not believe them to be a relevant methodologies, because (i) they considered determining a liquidation value to be impracticable given the significant execution risk involved in any breakup of the Company, (ii) the Company’s value is derived from the cash flows generated from its continuing operations rather than the value of its assets that might be realized in a liquidation, (iii) net book value is significantly influenced by historical costs and (iv) net book value does not take into account the prospects of the Company, market conditions, trends in the industries in which the Company operates or the business risks inherent in those industries. The Independent Transaction Committee and the Board (other than the Recused Directors) were not aware of any firm offer for a merger, sale of all or a substantial part of the Company’s assets, or a purchase of a controlling amount of the Company’s securities having been received by the Company from anyone other than Purchaser, and Party B, as described in the section captioned “- Background of the Offer and the Transactions” in Item 4 of this Schedule 14D-9, in the two years preceding the signing of the Transaction Framework Agreement.

In addition, the Independent Transaction Committee and the Board (other than the Recused Directors) did not seek to establish a pre-transaction going concern value for the Company to determine the fairness of the Offer, as they believed that such value was adequately reflected in the UBS valuation analyses that they considered in making their respective determinations. In making their respective determinations as to the fairness of the Offer, the Independent Transaction Committee and the Board (other than the Recused Directors) considered a number of factors, including the opinion provided by UBS to the Independent Transaction Committee and the analyses provided by UBS to the Independent Transaction Committee and the Board, which analyses the Independent Transaction Committee and the Board (other than the Recused Directors) adopted.

Opinion of the Independent Transaction Committee’s Financial Advisor

On June 16, 2024, at a meeting of the Independent Transaction Committee held to evaluate the Transactions, whereby each outstanding Share tendered in the Offer will be entitled to receive the Offer Consideration, UBS delivered to the Independent Transaction Committee, an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 16, 2024, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters set forth therein, the Offer Consideration to be received by the Unaffiliated Shareholders in the Transactions was fair, from a financial point of view, to such holders of Shares.

The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. UBS’s opinion was provided for the sole benefit of the Independent Transaction Committee in connection with, and for the purpose of, its evaluation of the Offer Consideration in the Transactions and addresses only the fairness, from a financial point of view, of the Offer Consideration to the Unaffiliated Shareholders in the Transactions. The opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transactions. The opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Offer or as to how such shareholder should act with respect to the Transactions. Holders of Shares are encouraged to read UBS’s opinion carefully in its entirety. The following summary of UBS’s opinion should be read in conjunction with the full text of UBS’s opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were provided to UBS by the management of the Company and not publicly available, including the financial forecasts and estimates prepared by the management of the Company that the Company directed UBS to utilize for purposes of its analysis and are set forth in Item 4 under the heading “Certain Prospective Financial Information”;

•	conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company;

•

performed a discounted cash flow analysis of the Company in which UBS analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company that the Independent Transaction Committee have directed UBS to utilize;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Shares;

•	reviewed a draft of the Transaction Framework Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Independent Transaction Committee, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Independent Transaction Committee, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Independent Transaction Committee, that in the view of the Company’s management, such projections were prepared on a reasonable basis and reflecting the assumptions and estimate available at the time they were prepared and judgments of the management of the Company as to the future financial performance of the Company in accordance with the assumptions made. In addition, UBS assumed, with the approval of the Independent Transaction Committee, that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. UBS’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion. The issuance of UBS’s opinion was approved by an authorized committee of UBS.

UBS’s opinion does not address the relative merits of the Transactions or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transactions or any related transaction. UBS’s opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Offer or as to how such shareholder should vote or act with respect to the Transactions or any related transaction. UBS does not offer any opinion as to the terms, other than the Offer Consideration to the extent expressly specified in its opinion, of the Transaction Framework Agreement or the form of the Transactions or any related documents. In addition, UBS expresses no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to any of the Transactions, or any class of such persons, relative to the Offer Consideration. In rendering its opinion, UBS assumed, with the consent of the Independent Transaction Committee, that (i) the final executed form of the Transaction Framework Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Transaction Framework Agreement will comply with all material terms of the Transaction Framework Agreement, and (iii) the Transactions will be consummated in accordance with the terms of the Transaction Framework Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, Purchaser or the Transactions.

In connection with rendering its opinion to the Independent Transaction Committee, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public company analysis summarized below, no company used as a comparison was identical to the Company. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading values of the companies concerned.

UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’s analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in the financial forecasts and estimates that were provided by the Company’s management, and the estimates of the future financial performance reflecting such estimates, in or underlying UBS’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The Offer Consideration was determined through negotiation between the Independent Financial Committee and Purchaser and the decision by the Independent Transaction Committee to enter into the Transaction Framework

Agreement was solely that of the Independent Transaction Committee. UBS’s opinion and financial analyses were only one of many factors considered by the Independent Transaction Committee in its evaluation of the Transactions and should not be viewed as determinative of the views of the Independent Transaction Committee with respect to the Transactions or the Offer Consideration.

The following is a summary of the material financial analyses performed by UBS and reviewed with the Independent Transaction Committee on June 16, 2024 in connection with UBS’s opinion relating to the Transactions (the “UBS June 16 Presentation”). The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’s financial analyses.

For purposes of its analyses, UBS reviewed a number of financial and operating metrics, including:

•

Enterprise Value, defined as equity value (calculated as the value of the applicable company’s outstanding equity securities based on the applicable company’s closing stock price as of a specified date), plus outstanding gross debt, less cash and cash equivalents (“net debt”) plus pension liabilities and minority interests, as of December 31, 2023; and

•	EBITDA is defined as net income before interest, taxes, depreciation and amortization.

Unless the context indicates otherwise, Enterprise Values derived from the selected companies analysis described below were calculated using the closing price of the common stock of the selected publicly traded companies in the EU and U.S.-listed electric vehicle charging and infrastructure services industry listed below as of June 14, 2024. Accordingly, this information may not reflect current or future market conditions.

In addition, unless otherwise indicated, (i) per share amounts for the Shares were calculated on a fully diluted basis, using the treasury stock method, based on shares, employee options and Company restricted stock units outstanding as of December 31, 2023, as provided by the management of the Company and (ii) Enterprise Value for the Company was calculated using estimated cash of approximately EUR 45 million and approximately EUR 434 million of debt, each as of December 31, 2023 and was further adjusted for EUR 1 million of pension liabilities and minority interests as of such date. Accordingly, this information may not reflect current or future market conditions.

Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of the Company on a standalone basis using the financial forecasts and estimates of the Company, which the Independent Transaction Committee directed UBS to utilize for purposes of its analysis, as provided to UBS by management of the Company as of June 14, 2024. UBS calculated a range of implied present values of the standalone after-tax unlevered free cash flows that the Company was forecasted to generate from January 1, 2024 for 2024E through 2045E, as set forth in the financial forecasts and estimates of the Company, using discount rates ranging between 17.5% and 22.5% based on the Company’s estimated weighted average cost of capital (“WACC”) using UBS’s best judgement on interpolating a capital asset pricing model, together with a size premium, and prevailing discount rates for similar companies observable on the market. UBS also calculated estimated terminal values for the Company as of the 2045 fiscal year, based on the projected perpetual growth rate (“PGR”) between 1.75% and 2.25%. The estimated terminal value and the projected cash flows were then discounted to present value as of June 30, 2024 using discount rates ranging between 17.5% and 22.5% based on the Company’s estimated WACC. UBS then derived an implied per share reference range from the resulting implied Enterprise

Value reference range, using the net debt and diluted share information described above. This analysis resulted in the following implied per share reference range for the Shares as compared to the Offer Consideration:

Implied Per Share Reference Range	Offer Consideration
US$0.49-2.49	US$	1.70

Selected Comparable Companies Analysis. UBS compared selected multiples related to Enterprise Value for the Company on a standalone basis, and for the Transactions, to the corresponding multiples for the selected comparable publicly traded companies across the EU and U.S.-listed electric vehicle charging and infrastructure services industry identified below. These companies were selected because their equity is publicly traded in Europe and in the United States and they are focused on the electric vehicle charging and infrastructure services industry.

Unless otherwise indicated, for each of the companies selected by UBS, UBS reviewed, among other things multiples of Enterprise Values to 2024 estimated revenues (“Sales 24E”), 2025 estimated revenues (“Sales 25E”), 2026 estimated revenues (“Sales 26E”) and 2026 estimated EBITDA (“EBITDA 26E”). Estimated financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Other estimated financial data for the Company was based on the Company’s financial forecasts and estimates referred to above for the Company, prepared by the Company’s management.

The list of selected companies and related, mean, median and multiples for such selected companies and for the Company (based upon both research consensus and management estimates) are as follows:

Selected Companies	Sales 24E	Sales 25E	Sales 26E	EBDITA 26E
EVgo, Inc.	2.3x	1.6x	1.2x	8.3x
Fastned B.V.	4.8x	3.1x	2.0x	6.6x
Blink Charging Co.	1.4x	1.1x	0.8x	6.7x
ChargePoint Holdings Inc.	1.6x	1.3x	1.0x	nm
Overall Mean	2.5x	1.8x	1.2x	7.2x
Overall Median	1.9x	1.4x	0.9x	6.7x

Based on the foregoing and using its professional judgment, UBS selected reference range multiples of (1) 1.4x to 4.8x Sales 24E, (2) 1.1x to 3.1x Sales 25E, (3) 0.8x to 2.0x Sales 26E and (4) 6.6x to 8.3x EBITDA 26E. UBS then applied such multiple ranges to corresponding 2024E, 2025E and 2026E Sales and 2026E EBITDA of the Company of EUR 168 million, EUR 234 million, EUR 234 million and EUR 71 million, respectively, as set forth in the financial forecasts and estimates, as provided by management of the Company. UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt, pension liabilities, minority interests and diluted share information described above. This analysis indicated the following implied per share reference ranges for the Shares, as compared to the Offer Consideration.

Reference Range Multiples:

Sales 24E	Sales 25E	Sales 26E	EBITDA 26E
1.4x to 4.8x	1.1x to 3.1x	0.8x to 2.0x	6.9x to 8.3x

Implied Per Share Reference Ranges Based On:

Sales 24E	Sales 25E	Sales 26E	EBITDA 26E	Offer Consideration
US$0-1.58	US$0-1.29	US$0-0.27	US$0.30-0.75	US$1.70

Other Information. UBS also noted for the Independent Transaction Committee certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following review:

•

the historical closing trading prices for the Shares during the 52-week period ended June 14, 2024, which reflected low and high stock prices during such period ranging from US$0.57 to US$3.06 per share, as compared to the Offer Consideration of US$1.70 per Share; and

•

a comparison of precedent 1-day premia paid for acquisitions of selected US public targets which resulted in a reference range of implied equity value per Share of approximately US$0.84 to US$1.39, as compared to the Offer Consideration of US$1.70 per Share.

Miscellaneous.

Under the terms of UBS’s engagement by the Independent Transaction Committee, the Company has agreed to pay UBS for its financial advisory services in connection with the Transactions an aggregate fee of up to EUR 5.5 million, EUR 4 million of which became payable upon delivery of UBS’s opinion and the remainder of which is payable at the sole discretion of the Independent Transaction Committee based on the services provided by UBS under the engagement. In addition, the Company has agreed to reimburse certain of UBS’s expenses arising, and indemnify UBS against certain liabilities that may arise, out of UBS’s engagement. UBS and its subsidiaries, branches and affiliates provide a wide range of investment banking, commercial banking and other financial services (including wealth, asset and investment management, corporate finance, municipal lending solutions, and securities issuing, trading and research).

In the ordinary course of business, UBS and / or its affiliates have provided investment banking services unrelated to the Transactions to the Company and its affiliates and received compensation for such services. In particular, since May 1, 2022, UBS has provided investment banking services to the Company and has received US$3 million to US$5 million of compensation for such services. Since May 1, 2022, UBS and its affiliates have not provided any investment banking services to Purchaser or its affiliates (other than the Company). In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of the Company and its affiliates, and Purchaser and its affiliates for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities. As of May 9, 2024, UBS collectively with its affiliates held 21,430 Shares.

The Independent Transaction Committee selected UBS as a financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and the electric vehicle charging and infrastructure services industry across the world. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Other Presentations by Financial Advisors

In addition to the UBS June 16 Presentation summarized above, Citi also made preliminary written and oral presentations to the Independent Transaction Committee, none of which contained preliminary illustrative financial analyses. Copies of the written preliminary presentation materials and a copy of the UBS June 16 Presentation have been filed as exhibits to the Schedule 13e-3 filed with the SEC in connection with the Transactions. These materials will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

None of the written and oral preliminary presentations to the Independent Transaction Committee, alone or together, constitute, or form the basis for, an opinion of Citi. A summary of these preliminary presentation materials is provided below. The following summary, however, does not purport to be a complete description of the preliminary presentation materials provided by Citi.

The April 4, 2024 materials presented by Citi to the Independent Transaction Committee (a) reviewed the process that had been undertaken in connection with Citi’s mandate regarding a financing transaction beginning in August 2023, (b) identified alternative options regarding financing Allego if it were to remain public or delist and (c) suggested certain clarifying key questions to pose to Purchaser in connection with the Initial Proposal.

The April 17, 2024 materials presented by Citi to the Independent Transaction Committee included, among other information (a) a summary of the call had between Citi and Morgan Stanley & Co. LLC, (b) an overview of the Party B Proposal, and the analysis of implied ownership reflected in the Party B Proposal, (c) a list of suggested clarifying questions for Party B and (d) the latest feedback received from Party A, Party C and the due diligence process to date for Parties A, B and C.

Certain Prospective Financial Information

While Allego has from time to time provided limited financial guidance to investors, Allego has not, as a matter of course, otherwise publicly disclosed projections as to future performance or earnings reflecting an extended period due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in the course of evaluating a potential transaction with Purchaser and alternative business proposals, at the request of the Independent Transaction Committee, the Company’s management prepared and provided to the Independent Transaction Committee and its financial advisor UBS, for its use and reliance in connection with its financial analyses and opinion, certain nonpublic, internal financial projections regarding the Company’s future operations, on a standalone basis, excluding the effects of the Transactions and reflecting no new or additional financing transactions, for the fiscal years ending December 31, 2024 through December 31, 2045 (collectively, the “Standalone Forecast”). The Standalone Forecast was approved by the Independent Transaction Committee for use by UBS in connection with the financial analyses presented by UBS to the Independent Transaction Committee and in UBS’s opinion, as described in Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor”. The Standalone Forecast was also provided to the Board.

In addition, in connection with the Company’s exploration of potential financing transactions and alternative business proposals, the Company’s management team prepared certain nonpublic financial projections regarding the Company’s future operations, assuming that it received EUR 400,000,000 of additional funding, for the fiscal years ending December 31, 2024 through December 31, 2045 (collectively, the “Financed Forecast” and, together with the Standalone Forecast, the “Forecasts”). The Financed Forecasts were provided to the Board and were made available to Purchaser, Party B and Party C.

The Forecasts were not prepared with a view toward complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), SEC guidelines regarding projections or the guidelines established by the IASB, the American Institute of Certified Public Accountants, the SEC or the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information, but in the view of the Company’s management, such projections were prepared on a reasonable basis and reflect the assumptions and estimates available at the time they were prepared. The Forecasts required significant estimates and assumptions that make them inherently less comparable to the similarly titled IFRS measures in the Company’s historical financial statements.

The Forecasts have been prepared by, and are the responsibility of, the Company’s management. Ernst & Young Accountants LLP (“EY”) has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasts and, accordingly, EY does not express an opinion or any other form of assurance with respect thereto.

While presented with numeric specificity, the Forecasts reflect assumptions and estimates that were deemed to be reasonable as of the respective dates on which those assumptions and estimates were made but are inherently uncertain. The Forecasts reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments, including judgments with respect to, among other things, industry performance and competition, general business, economic, regulatory, market and financial conditions, and other future events, and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC and the section in Item 8 entitled “Cautionary Statement Regarding Forward-Looking Statements” In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

There can be no assurance that the results projected in the Forecasts will be realized or that actual results will not materially vary from those projected. In addition, since the Forecasts are forward-looking and cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Forecasts to be inaccurate include risks and uncertainties relating to the Company’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC and the section in Item 8 entitled “Cautionary Statement Regarding Forward-Looking Statements”. Additionally, the Standalone Forecast reflect the Company’s business plan assuming it was not able to raise additional financing, the Financed Forecast reflects the Company’s receipt of EUR 400,000,000 of financing, and neither reflects any revised prospects for the Company’s business, changes in general business or economic conditions as a result of the Transactions, or any other transaction or event that has occurred or that may occur after the date the Forecasts were prepared, and the Company cannot give any assurance that, had the Forecasts been prepared either following the execution of the Transaction Framework Agreement or on the date of this Schedule 14D-9, that similar estimates and assumptions would be used. The Forecasts also will be affected by the ability of the Company to achieve its strategic goals, objectives and targets over the applicable periods, and the Forecasts do not take into account the effect of a failure of the Transactions to occur. Furthermore, some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the Forecasts were prepared and the date such information was made available to Purchaser, the Independent Transaction Committee, the Board, UBS, Party B and Party C.

The inclusion of a summary of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or its officers, directors, affiliates, advisors or other representatives consider the Forecasts to necessarily be predictive of actual future events, and the Forecasts should not be relied upon as such nor should the information contained in the Forecasts be considered appropriate for other purposes. Neither the Company nor any of its officers, directors, affiliates, advisors, or other representatives can give you any assurance that actual results will not differ materially from the Company unaudited prospective financial information.

The Company is including a summary of the Forecasts below to provide Unaffiliated Shareholders with access to information that the Independent Transaction Committee and the Board (other than the Recused Directors) considered in connection with their evaluation of the Transactions, as well as information that was made available to Purchaser, Party B and Party C in connection with their consideration of a transaction involving the Company and not in any event to influence the decisions of the holders of Shares as to whether to tender their Shares in the Offer.

In light of the foregoing, readers of this Schedule 14D-9 should not place undue, if any, reliance on the summary prospective financial information set forth below, including as part of any decision to tender or withhold from tendering Shares in the Offer, and holders of Shares should review the Company’s most recent SEC filings for a description of the Company’s financial results. Except as may be required by law, the Company disclaims any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.

Forecasts

The following section sets forth a summary of the Forecasts. The Forecasts have not been updated or revised to reflect information or results after the date the Forecasts were prepared or as of the date of this Schedule 14D-9.

Operational EBITDA, Operational EBITDA margin and Unlevered Free Cash Flow included in the Standalone Forecast, and Operational EBITDA and Operational EBITDA margin in the Financed Forecast, are “non-IFRS financial measures,” which are financial performance measures that are not calculated in accordance with IFRS. Operational EBITDA and Unlevered Free Cash Flow were utilized by UBS in connection with its opinion and by the Independent Transaction Committee and the Board (other than the Recused Directors) in connection their evaluation of the Transactions. The SEC rules that would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure do not apply to non-IFRS financial measures included in disclosures relating to a proposed business combination such as the Offer if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of Operational EBITDA, Operational EBITDA margin and Unlevered Free Cash Flow were not relied upon by UBS for purposes of its opinion or by the Independent Transaction Committee or the Board (other than the Recused Directors) in connection with their evaluation of the Transactions. Accordingly, the Company has not provided a reconciliation of Operational EBITDA, Operational EBITDA margin and Unlevered Free Cash Flow to the relevant IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and any non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Furthermore, there are certain limitations in non-IFRS financial measures, because they exclude charges and credits that are required to be included in an IFRS presentation. Accordingly, these non-IFRS financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with IFRS.

The Standalone Forecast

The Standalone Forecast represents the Company management’s evaluation of the Company’s estimated standalone future financial performance without any additional financing transactions. The Standalone Forecast was approved by the Independent Transaction Committee for use by UBS in connection with the financial analyses presented by UBS to the Independent Transaction Committee and in UBS’s opinion.

In developing the Standalone Forecast, the Company’s management made numerous assumptions regarding the Company’s business, including:

•	that the Company would not consummate any new or additional financing transactions;

•	that the roll-out of charging stations by the Company would be financed out of operating cash-flows;

•	that only existing contracts and contracts that are close to execution would be taken into account with respect to service revenues; and

•	that utilization rates increase to 38.5% by 2035.

A summary of the Standalone Forecast is presented in the following table, with all figures rounded to the nearest million.

Financial metrics (€m)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total revenue	168	234	234	292	397	533	597	740	951	1,234	1,541	1,874
o/w charging revenue	143	178	208	277	382	518	581	725	935	1,218	1,524	1,857
o/w service revenue	25	56	26	15	15	15	16	16	16	16	17	17
Operational EBITDA(1)	39	67	71	104	162	239	228	299	409	560	721	895
Operational EBITDA margin (%)	23.3	28.8	30.2	35.8	40.9	44.9	38.2	40.4	43.0	45.3	46.8	47.8
Capex	32	22	32	60	110	172	159	213	310	327	353	353
Capex as % of sales	18.8	9.5	13.5	20.6	27.8	32.2	26.6	28.8	32.6	26.5	22.9	18.8

Unlevered free cash flow(2)	(1)	47	34	26	19	14	28	21	8	102	202	336

Financial metrics (€m)	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total revenue	2,224	2,587	2,966	3,367	3,787	4,225	4,688	5,175	5,687	6,220
o/w charging revenue	2,207	2,569	2,949	3,355	3,777	4,216	4,679	5,167	5,678	6,211
o/w service revenue	17	18	17	12	10	9	9	9	9	9
Operational EBITDA(1)	824	954	1,131	1,297	1,466	1,648	1,843	2,043	2,252	2,467
Operational EBITDA margin (%)	37.0	36.9	38.1	38.5	38.7	39.0	39.3	39.5	39.6	39.7
Capex	369	406	445	505	490	524	597	618	655	663
Capex as % of sales	16.6	15.7	15.0	15.0	12.9	12.4	12.7	11.9	11.5	10.7

Unlevered free cash flow(2)	274	343	444	511	659	770	848	982	1,108	1,267

(1)

Operational EBITDA is defined as net income (loss) before interest expense, taxes, depreciation, amortization and impairments (“EBITDA”), further adjusted for share-based payment expenses, transaction costs, certain bonus payments, fair value gain/(losses) on certain derivatives, reorganization and severance costs and certain business optimization costs.

(2)

Represents a calculation of Unlevered Free Cash Flow utilized by UBS for purposes of its discounted cash flow analysis. Unlevered Free Cash Flow is defined as Operational EBITDA, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures.

The Financed Forecast

The Financed Forecast represents the Company management’s evaluation of the Company’s estimated standalone future financial performance, assuming that it executes a EUR 400,000,000 financing Transaction.

In developing the Financed Forecast, the Company’s management made numerous assumptions regarding the Company’s business, including:

•	that the Company would receive an additional EUR 400,000,000 of funding;

•	that both existing contracts and potential future contracts would be taken into account with respect to service revenues; and

•	that utilization rates increase to 38.5% by 2035.

A summary of the Financed Forecast is presented in the following table, with all figures rounded to the nearest million.

Financial metrics (€m)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total revenue	268	367	550	814	1,139	1,586	1,795	2,268	2,826	3,436	4,048	4,781
o/w charging revenue	160	306	498	764	1,120	1,566	1,776	2,248	2,806	3,415	4,027	4,759
o/w service revenue	107	61	52	50	19	19	20	20	20	21	21	21
Operational EBITDA(1)	79	140	239	390	589	840	823	1,064	1,352	1,667	1,983	2,367
Operational EBITDA margin (%)	29.7	38.3	43.4	47.9	51.7	53.0	45.9	46.9	47.9	48.5	49.0	49.5
Capex	165	271	292	290	361	418	508	578	687	598	821	955

Capex as % of sales	61.5	73.8	53.1	35.7	31.7	26.4	28.3	25.5	24.3	17.4	20.3	20.0

Financial metrics (€m)	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total revenue	5,551	6,295	7,062	7,844	8,617	9,412	10,233	11,096	11,998	12,922
o/w charging revenue	5,529	6,273	7,040	7,827	8,604	9,400	10,224	11,087	11,989	12,913
o/w service revenue	22	22	21	16	13	11	9	9	9	9
Operational EBITDA(1)	2,220	2,509	2,846	3,157	3,475	3,811	4,154	4,504	4,891	5,273
Operational EBITDA margin (%)	40.0	39.9	40.3	40.2	40.3	40.5	40.6	40.6	40.8	40.8
Capex	879	894	943	934	968	1,002	1,089	1,044	1,249	1,398

Capex as % of sales	15.8	14.2	13.3	11.9	11.2	10.6	10.6	9.4	10.4	10.8

(1)

Operational EBITDA is defined as net income (loss) before interest expense, taxes, depreciation, amortization and impairments (“EBITDA”), further adjusted for share-based payment expenses, transaction costs, certain bonus payments, fair value gain/(losses) on certain derivatives, reorganization and severance costs and certain business optimization costs.

(c) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, as of the date of this Schedule 14D-9, none of the directors and executive officers who own shares intend to tender his or her Shares in the Offer, although there are no agreements requiring such persons to do so.

Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Solicitations of Shareholders

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Unaffiliated Shareholders on its behalf concerning the Offer or the other Transactions, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

UBS Securities LLC Engagement

The Independent Transaction Committee selected UBS to act as its financial advisor based on UBS’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates.

Pursuant to that certain letter agreement, dated as of June 5, 2024 (the “UBS Engagement Letter”), UBS provided the Company with financial advisory services in connection with the proposed transactions for which it will be paid up to approximately EUR 5.5 million, (i) EUR 4 million of which became payable upon the delivery of the UBS’s opinion and (ii) EUR 1.5 million of which is payable at the sole discretion of the Independent Transaction Committee based on the services provided by UBS under the UBS Engagement Letter.

The Company has also agreed to reimburse UBS for its reasonable and documented out-of-pocket expenses actually incurred in performing its services, not to exceed US$50,000 (which amount excludes expenses of UBS legal counsel incurred in connection with UBS’ delivery of the its opinion) without the Company’s prior approval, which approval shall not be unreasonably withheld, conditioned or delayed. The Company has agreed to indemnify UBS from and against certain liabilities and expenses relating to or arising out of UBS’s engagement.

UBS Group AG (the indirect parent of UBS) and its subsidiaries, branches and affiliates provide a wide range of investment banking, commercial banking and other financial services (including wealth, asset and investment management, corporate finance, subscription lines, municipal lending solutions, and securities issuing, trading and research). In connection therewith, in the ordinary course of business, UBS and / or its affiliates have provided investment banking services unrelated to the Transactions to the Company and the Purchaser and their affiliates and received compensation for such services. In particular, since May 1, 2022, UBS has provided investment banking services to the Company and has received US$3 million to US$5 million of compensation for such services. UBS has not provided investment banking services to or received compensation from Purchaser or its affiliates since May 1, 2022. In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade or otherwise originate, hedge or enforce interests in loans, debt and/or equity securities of the Company (including its affiliates) and/or Purchaser for its own account or for the accounts of customers, and may at any time hold a long or short position in, or security interests over, such securities. In the past approximately two years, UBS has not received any M&A advisory fees or other investment banking revenue from Purchaser.

Additional information pertaining to the retention of UBS by the Transaction Committee in Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Citigroup Engagements

Pursuant to those certain letter agreements, each dated as of September 21, 2023 (as subsequently amended, the “Citi Engagement Letters”), Citi provided the Company with financial advisory services in connection with (1) a potential transaction involving the direct or indirect acquisition by a third party of all or a portion of the business, assets or securities of, or any other effort by a third party to obtain control of or an investment in, the Company and (2) a proposed private placement of the Company’s securities and served as exclusive placement agent in connection therewith (a “Private Placement”).

In the event of a transaction involving solely Parent or any of its affiliates acquiring, directly or indirectly, all or a portion of the Shares not already owned by such persons, Citi would be entitled to be paid a fee equal to US$2.5 million, payable upon consummation of such transaction; provided that such transaction was accompanied by a commitment to raise capital in the Company (such a commitment, a “Capital Raise Commitment”, and such transaction, a “Capital Raise”), and that such fee would become payable upon receipt of such capital in excess of US$2.5 million.

In the event of any other transaction whereby a third party acquires all or a portion of the business, assets or securities of Allego, or any other effort by a third party to obtain control of or an investment in Allego, whether or not Parent or its affiliates is involved, Citi would be entitled to be paid a fee equal to 0.70% of the gross transaction value paid, plus, at the sole discretion of the Company, an additional fee of up to 0.15% of such transaction value paid (the fees described in this and the immediately preceding paragraph, collectively, the “M&A Fees”).

In the event of a Capital Raise involving less than 50% of the issued or to be issued share capital of Allego (a “Minority Transaction”), which Minority Transaction involves one of two specified third parties (neither of which is Purchaser), Citi would be entitled to be paid (a) a fee equal to US$4.0 million, payable upon consummation of the transaction, plus (b) an additional fee equal to 3.50% of the portion of the gross proceeds of the securities of the Company sold in such transaction greater than US$350 million, payable upon consummation of the transaction, plus (c) at the sole discretion of the Company, an additional fee equal to US$1.0 million. In the case of a Minority Transaction involving a third party other than the two specified parties, Citi would be entitled to be paid a fee equal to 3.50% of the gross proceeds of the securities of the Company sold in such transaction, payable upon consummation of a transaction, provided, that, if a series of transactions occurred which, when combined, results in one of the two foregoing specified parties having acquired 50% or more of the issued or to be issued share capital of the Company, Citi would be entitled to the applicable M&A Fee.

In the event of a Private Placement, Citi would be entitled to be paid a placement fee equal to 3.5% of the gross proceeds of securities sold in such placement; provided that such amount would be deemed satisfied by the fees described above, in the event of a transaction that constitutes a Capital Raise.

The Company has also agreed to reimburse Citi and CGMI, regardless of whether any transaction is proposed or consummated, for all reasonable travel and other expenses incurred while performing their respective services thereunder or otherwise in furtherance of a proposed transaction. Furthermore, the Company agreed to indemnify Citi, CGMI and each of their respective affiliates, the respective directors, officers, agents and employees of Citi, CGMI and their respective affiliates and each other person, if any, controlling Citi, CGMI or their respective affiliates from and against any and all losses, claims, damages or liabilities arising out of or related to Citi’s and CGMI’s engagement.

During the two year period prior to April 8, 2024, no material relationship existed between Citi, CGMI or any of their respective affiliates and the Company (other than as described above), Parent or Purchaser pursuant to which compensation was received by Citi, CGMI or their respective affiliates. However, Citi, CGMI and/or their respective affiliates may in the future provide investment banking and other financial services to the Company or Purchaser or any of their respective affiliates for which it would expect to receive compensation.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than (i) the scheduled vesting of Company options or Company restricted stock units and issuances with respect to any exercise or settlement thereof and (ii) the grant of Company options or Company restricted stock units or other equity awards in the ordinary course, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Pursuant to the Transaction Framework Agreement, the Transactions will not have an impact on the rights of, and individual commitments to, eligible participants under the Company Equity Plans. As a result (i) any vested options and restricted stock options awarded under the respective Company Equity Plans are exercisable in accordance with the terms and conditions of the respective Company Equity Plan; and (ii) any unvested options, restricted stock units or other awards granted under the respective Company Equity Plans shall vest in accordance with their applicable vesting schedule and will not be accelerated in connection with the Transactions. Eligible participants receiving Shares following the exercise of any vested options, restricted stock units or other awards granted under the respective Company Equity Plans in accordance with the terms and conditions thereof prior to the Expiration Time shall have the option, to the extent permitted under applicable law, to tender such Shares in the Offer and receive the Offer Consideration.

For additional information pertaining to the securities transactions involving the Company see Item 3 under the heading “Settlement Agreement with Ton Louwers”.

Item 7. PURPOSES OF THE TRANSACTION AND PLAN OR PROPOSALS.

Except as otherwise set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for or other acquisitions of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (d) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as otherwise set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION.

Conditions of the Offer

This information set forth in the Transaction Framework Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9, is incorporated by reference herein.

The Offeror’s intentions following consummation of the Offers

Delisting/Deregistration

As contemplated in the Transaction Framework Agreement, as soon as possible after the consummation of the Offer, the Company will commence the Delisting. As soon as possible after the Delisting, provided that the number of the Company’s shareholders of record (as determined in accordance with Rule 12g5-1 under the Exchange Act) is below 300, the Company will, as and to the extent permitted by applicable law, deregister the Shares under Section 12(b) under the Exchange Act and suspend its reporting obligations under Section 15(d) under the Exchange Act with the SEC. The information set forth under “Item 2. Tender Offer and the Transactions” is incorporated by reference herein.

The Purchaser’s intentions and the effects of the Offer are more fully described in “Purpose of the Offer and Plans for Allego” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9, and incorporated herein by reference.

Arrangements with Directors and Executive Officers of Allego

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Allego” is incorporated by reference herein.

Regulatory Approvals

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency, other than with the SEC, that would be required as a result of Purchaser’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3

The Transactions constitute a “going private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”). Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer and the other Transactions and the consideration offered to the Company’s shareholders in the Offer be filed with the SEC and disclosed to the shareholders prior to consummation of the Offer and the Transaction. Such information has been provided in this Schedule 14D-9, the Schedule TO filed by Purchaser and Parent, and the Rule 13e-3 Transaction Statement (the “Schedule 13E-3”) to be filed by the Company, Parent and Purchaser (including the exhibits thereto).

Shareholder Approval of the Share Consolidation

The Transactions are not subject to the approval of a general meeting of the Company.

Appraisal Rights & Buy-Out Procedures

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

However, Dutch law does provide for buy-out procedures. A shareholder who holds at least 95% of Allego’s issued share capital for his or her own account, alone or together with a group, may initiate proceedings against Allego’s other shareholders jointly to acquire their Shares. The proceedings are held before the Enterprise Court of the Amsterdam Court of Appeal, or the Enterprise Court (Ondernemingskamer). The Enterprise Court may rule in favor of the claim to buy out Allego’s other shareholders and will determine the price to be paid for the Shares, if, necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Court on the value to be paid for the Shares of the other shareholders (with statutory interest accruing from the date of the price determination by the Enterprise Court until the relevant Shares are transferred to the acquiring shareholder). Once the order to transfer becomes final before the Enterprise Court, the shareholder acquiring the Shares shall give written notice of the date and place of payment and the price to the holders of the Shares whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring shareholder, such shareholder is required to publish the same in a daily newspaper with a national circulation in the Netherlands. Purchaser does not intend to pursue these buy-out procedures in connection with the Transactions.

In addition, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company existing under Dutch law entering into certain types of mergers or certain cross-border restructurings. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation and the shares of any such shareholder that are subject to such a claim will cease to exist, in each case in accordance with the relevant statutory provisions.

However, the Offer does not give rise to these cash exit rights, and Purchaser has informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares in the Offer.

Annual Report on Form 20-F

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on May 16, 2024, which is incorporated by reference herein.

Litigation

To the knowledge of Allego, as of July 3, 2024, there is no pending litigation against Allego, Purchaser or Parent in connection with the Offer or the Transactions, however, such suits may be filed in the future.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9 including exhibits may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Allego and certain plans and objectives of Purchaser and Parent with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the tender offer and the proposed transactions and the expected completion of the tender offer and the proposed transactions, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Allego, Purchaser and/or Parent (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this communication could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the tender offer and proposed transactions; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Allego and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer and proposed transactions; significant or unexpected costs, charges or expenses resulting from the tender offer and proposed transactions; and negative effects of this communication or the consummation of the tender offer and proposed transactions on the market price of the Shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, comply with existing or new debt covenants, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) the agreement of various landowners to deployment of Allego charging stations, (xi) Allego’s ability to recruit and retain experienced personnel, (xii) risks related to legal proceedings or claims, including liability claims, (xiii) Allego’s dependence on third-party contractors to provide various services, (xiv) data security breaches or other network outage, (xv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xvi) the impact of a pandemic or other health crises, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries and (xviii) other factors detailed under the section entitled “Risk Factors” in the Company’s filings with the SEC. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Allego’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Purchaser and Parent and the Schedule 14D-9 and the Schedule 13E-3 to be jointly filed by Allego, Purchaser and Parent. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Schedule 14D-9. None of Purchaser, Parent or Allego undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In addition to the Offer to Purchase and certain other tender offer documents, as well as the Schedule 14D-9 and Schedule 13E-3 transaction statement, Allego files annual and current reports and other information with the SEC. Allego’s filings with the SEC are available on Allego’s website at www.allego.eu and at the website maintained by the SEC at www.sec.gov. The information included on, or accessible through, Allego’s website is not incorporated by reference into this Schedule 14D-9.

Item 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated July 3, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on July 3, 2024).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on July 3 2024).

(a)(1)(C)	Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Purchaser on July 3, 2024).

(a)(1)(D)	Form of Letter to Clients for Use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Purchaser on July 3, 2024).

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Parent and Purchaser with the SEC on July 3, 2024).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on July 3, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent and Purchaser on July 3, 2024).

(a)(5)(A)	Joint Press Release issued by the Company and Purchaser, on June 17, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company with the SEC on June 17, 2024).

(a)(5)(B)	Opinion of UBS Securities LLC, dated June 16, 2024 (included as Annex B to this Schedule 14D-9).*

(a)(5)(C)	Discussion Materials prepared by UBS Securities LLC to the Independent Transaction Committee, dated as of June 16, 2024.*

(a)(5)(D)	Discussion Materials prepared by Citi to the Independent Transaction Committee, dated as of April 4, 2024 (incorporated by reference to Exhibit (c)(3) to the Schedule 13E-3 filed by the Company, Parent and Purchaser on July 3, 2024).

(a)(5)(E)	Discussion Material prepared by Citi to the Independent Transaction Committee, dated as of April 17, 2024 (incorporated by reference to Exhibit (c)(4) to the Schedule 13E-3 filed by the Company, Parent and Purchaser on July 3, 2024).

(e)(1)	Transaction Framework Agreement, dated as of June 16, 2024, by and among the Company, Purchaser and the Meridiam Fund represented by Parent as its management company (incorporated by reference to Exhibit 99.1 to 6-K filed by the Company with the SEC on June 17, 2024).

(e)(2)	Registration Rights Agreement, dated as of March 16, 2022, by and among the Company, Purchaser, E8 and certain other holders of Shares (incorporated by reference to Exhibit 4.4 to the Form 20-F, filed by the Company with the SEC on March 22, 2022).

(e)(3)	Special Fee Agreement No. 2, dated as of February 25, 2022, by and between Purchaser and E8 (incorporated by reference to Exhibit 10.15 of the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-264056) filed with the SEC on September 30, 2022).

(e)(4)	Confidentiality Agreement, dated May 9, 2023, by and between Purchaser and Allego Holding B.V.*

(e)(5)	English translation of Deed of Conversion and Amendment of the Articles of Association of the Company (incorporated by reference to Exhibit 1.1 of the Company’s Form 20-F filed with the SEC on March 22, 2022).

(e)(6)	Indefinite Term Employment Contract, dated as of January 29, 2021, by and between Allego France and Alexis Henry Galley (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed with the SEC on September 30, 2021).

(e)(7)	Employment Agreement, effective as of December 10, 2019, by and between Mathieu Bonnet and Allego Holding B.V. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 filed with the SEC on September 30, 2021).

(e)(8)	Bonus Agreement, dated as of February 11, 2021, by and between Mathieu Bonnet and Allego Holding B.V. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 filed with the SEC on September 30, 2021).

(e)(9)	Bonus Agreement, dated as of February 10, 2021, by and between Allego Holding B.V. and Alexis Galley (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 filed with the SEC on September 30, 2021).

(e)(10)	Bonus Agreement, effective as of February 10, 2021, by and between Allego B.V. and Ton Louwers (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 filed with the SEC on September 30, 2021).

(e)(11)	Settlement Agreement, dated as of February 2, 2024, by and between Allego Holding B.V., Ton Louwers and the Company.*

(e)(12)	Employment Agreement, dated as of June 3, 2024, by and between Allego B.V. and Steven Salo.*

(e)(13)	Facility Agreement, dated June 14, 2024, by and among Madeleine Charging B.V., as borrower, Société Générale and Natixis, as mandated lead arranger, certain financial institutions as lenders, and Société Générale as agent and security agent. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Purchaser and Parent on July 3, 2024).

(e)(14)	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form F4 (File No. 333-259916) filed with the SEC on September 30, 2021, as amended).

(e)(15)	Allego Management Incentive Plan (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed with the SEC on May 23, 2023).

(e)(16)	Irrevocable Voting POA and Prior Consent Agreement, dates as of April 14, 2021, by and between Purchaser and E8 (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form F-4 filed with the SEC on September 30, 2021).

(e)(17)	Amendment to the Irrevocable Voting POA and Prior Consent Agreement, dated as of March 28, 2022, by and between Purchaser and E8 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on March 31, 2022).

(e)(18)	Letter Agreement dated June 16, 2024, by and among AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC and Madeleine Charging B.V. (incorporated by reference to Exhibit (d)(3) to the Company’s Registration Statement on Form F-1 filed with the SEC on March 31, 2022).

(e)(19)	Form Indemnification Agreement with Directors and Executives of the Company.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: July 3, 2024

Allego N.V.

By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Executive Director / Chief Executive Officer

ANNEX A

Directors and Executive Officers

Mathieu Bonnet is a citizen of France (domicile in the Netherlands). He joined Allego in 2019 as Chief Executive Officer. Before Allego, he founded a group of energy companies including E6, a European energy management platform for renewable energy. Mr. Bonnet also served as Chief Executive Officer of Compagnie Nationale du Rhône (“CNR”), the second biggest hydro company in France. Prior to CNR, he worked for Electrabel in Belgium, where he was in charge of outage management, and the Ministry of Industry, where he was in charge of implementing programs for small-and-medium-size enterprise development in the Provence region. Additionally, he spent several years in the United States, working on commercial bilateral issues between the United States and France and leading programs to sustain French exports in the United States. Mr. Bonnet graduated from Ecole Polytechnique in 1993, where he ranked first in mathematics, and Ecole des Mines de Paris in 1996. He also holds a Masters of Nuclear Engineering from the Université Catholique de Louvain.

Steven Salo is a citizen of Great Britain. He served as the Chief Financial Officer of Allego since July 1, 2024. Before Allego, Mr. Salo was the chief financial officer of Accsys Technologies plc. Mr. Salo began his career at PricewaterhouseCoopers LLP (“PwC”) working in their investment banking and financial advisory practice. During Mr. Salo’s time at PwC he qualified as a Chartered Accountant and remains a member of the Institute of Chartered Accountants in England and Wales. In 2005, Mr. Salo relocated to London with Dresdner Kleinwort Wasserstein, and in 2007, joined Citigroup’s M&A advisory department in the United Kingdom. In 2013, Mr. Salo joined Arabtec Holding PJSC in Abu Dhabi. Mr. Salo later moved to Depa plc in 2016 as group chief financial officer, and served as interim chief executive officer of Design Studio Group Ltd, a subsidiary of Depa listed on the Singapore Stock Exchange, from 2019 to 2021. Mr. Salo is a graduate of Deakin University, Melbourne, with a Bachelor of Commerce and from Finsia with a Masters of Applied Finance and Investment.

Alexis Galley is a citizen of France. He has worked for Allego since 2019 and has been Chief Technology Officer since 2021. Before Allego, Mr. Galley worked at MOMA, a company specializing in IT software platforms, where he served as Chief Operations Officer and Chief Executive Officer, and served as the chairman of Voltalis, a spin-off of MOMA, specializing in demand response. Prior to MOMA, he was the Chief Executive Officer of Kinomai, a video tools company, and managing director in charge of e-commerce logistics for the retailer Carrefour. Mr. Galley also worked for the French Minister of the Environment, as well as a large industrial group developing electric components for mobile phone manufacturers and the French Corps des Mines. He is a graduate of Ecole des Mines de Paris where he studied mathematics and physics.

Jane Garvey is a citizen of the United States of America. She has served as a director on the Board since the de-SPAC Closing and has served as the Global Chairman of Meridiam Infrastructure (“Meridiam”), a global investor and asset manager specializing in long-term public infrastructure projects, since August 2009. Before Meridiam, Ms. Garvey was the 14th Administrator of the Federal Aviation Administration (“FAA”) from August 1997 to August 2002, where she led the FAA through the formidable events of September 11, 2001, and through many safety and modernization milestones. She also served as the Acting Administrator and Deputy Administrator of the Federal Highway Administration. After leaving public service, Ms. Garvey led the U.S. Public/Private Partnerships advisory group at JP Morgan, where she advised states on financing strategies to facilitate project delivery for state governments. She joined the board of United Airlines Holdings, Inc. in 2016 and served as chairman of the board from 2017 until 2019. Ms. Garvey has served as a member of the board of Blade Urban Mobility since 2020.

Christian Vollmann is a citizen of Germany. Mr. Vollmann is founder and CEO of C1 Green Chemicals AG, a chemical catalysis innovation company. Before that, he built nebenan.de into German’s leading social neighborhood network. Mr. Vollmann has made more than 75 angel investments since 2005 and was named Germany’s Business Angel of the Year in 2017. He is Venture Partner and Member of the Investment Committee at PropTech1 Ventures. Mr. Vollmann serves as an advisor to the German Federal Ministry of Economics on digitalization, technology, and startups in an honorary capacity. Mr. Vollmann bought his first all-electric car in 2014 and has not looked back since.

Julia Prescot is a citizen of Great Britain. She has served as a director on the Board since the SPAC Transaction and has been a co-Founder of Parent since 2005 and currently serves as Chief Strategy Officer. Before Parent, Ms. Prescot was a Senior Director at HBOS, London. Prior to HBOS, she served as a Director and Head of Project Advisory at Charterhouse Bank and a Director and Head of Project Finance at Hill Samuel Bank. Ms. Prescot has served as the chair of London-based Neuconnect Limited, a company developing a major energy interconnector between the United Kingdom and Germany, since 2017 and has served on the board of Fulcrum Infrastructure Group since 2007. Ms. Prescot was a non-executive director for InfraCo Asia Investments between 2016 and 2018 and the Emerging Africa Infrastructure Fund from 2015 to 2018. Ms. Prescott is a Commissioner for the UK’s National Infrastructure Commission, a member of the UK’s Investment Council, a member of the Advisory Panel of Glennmont Partners and a non-executive director at the Port of Tyne. She is currently on the board of P4G, a multilateral organization focused on environmental public-private partnerships, and is an Honorary Professor at University College London.

Thomas Josef Maier is a citizen of Germany. He has served as a director on the Board since the SPAC Transaction and currently serves as a director on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe. He is also a strategic advisor to the Global Infrastructure Hub, a G20 body and has been Chairman of the Board of INFEN Limited since 2017. Mr. Maier has been a member of the Advisory Board of Stirling Infrastructure Partners since April 2021. Previously, he was Managing Director for Infrastructure at the European Bank for Reconstruction and Development, where he oversaw both commercial and social infrastructure delivery. He has chaired the Global Infrastructure Council of the World Economic Forum and has been involved in infrastructure related work streams of G20 since 2013. He served on the board of Global Ports Holding from 2017 to 2020.

Patrick T. Sullivan is a citizen of the United States of America. He has served as a director on the Board since the SPAC Transaction and served as a partner at PwC from 1993 until his retirement in 2020. From 2014 to 2020, he led PwC’s New York market private equity practice. Over his career, he primarily led teams in assisting global private equity and corporate clients in their evaluation of potential transactions across a wide range of industries, including consumer, energy, technology, business services and industrials. In addition, he worked extensively with portfolio companies on financings, operational improvements, and public and private exits. Since his retirement from PwC in 2020, Mr. Sullivan has provided consulting services to private equity firms and their portfolio companies. Mr. Sullivan obtained his B.S. in Business Administration from the University of Maryland.

Ronald Stroman is a citizen of the United States of America. He has served as a director on the Board since the SPAC Transaction and is currently serving on the United States Postal Service Board of Governors (the “U.S. Postal Board”), a position he was appointed to by President Joseph Biden and confirmed by the United States Senate, with his current term expiring on December 8, 2028. Mr. Stroman also serves on the U.S. Postal Board Audit and Finance Committee and Operations Committee. Previously, Mr. Stroman served as the 20th Deputy Postmaster General (“DPMG”), the second-highest ranking postal executive, from March 2011 until his retirement in June 2020. While serving as DPMG, Mr. Stroman was directly responsible for the Postal Service functions of Government Relations and Public Policy, International Postal Affairs, Sustainability, and the Judicial Officer Department. Mr. Stroman also had more than 30 years of professional experience in government, legislative affairs and leadership before becoming DPMG. Mr. Stroman earned his undergraduate degree from Manhattan College and his Juris Doctorate from Rutgers University Law Center.

Thierry Déau is a citizen of France. He has served as a temporary director of the Board since October 13, 2022, and was appointed at the Annual General Meeting on June 30, 2023 and is Chairman and Chief Executive Officer of Parent. He founded Parent, an independent investment firm specialized in the development, financing and management of long-term and sustainable infrastructure projects in 2005. Managing over $19 billion of assets, the firm has to date more than 100 projects under development, construction or in operation. Prior to Parent, Mr. Déau worked for France’s Caisse des Dépôts et Consignations where he held several positions with its engineering and development subsidiary Egis Projects to his appointment as Chief Executive Officer in 2001. Mr. Déau is currently a board member of Fondation des Ponts, Chairman of Archery for Inclusive Leadership and founder of Africa Infrastructure fellowship program Foundation (AIFP Foundation). In addition, he is a founding member of the Sustainable Development Investment Partnership (SDIP) of the World Economic Forum, a member of Prince of Wales’ Sustainable Markets Council for the Commonwealth, and honorary chairman of the Long Term Infrastructure Association (LTIIA). Mr. Déau graduated from École Nationale des Ponts et Chaussées engineering School.

Matthieu Muzumdar is a citizen of France. He was appointed as a temporary director since December 20, 2023 and is a Partner and Deputy CEO responsible for Europe Investment and Investor Relations at Parent. He joined Parent in 2011 as an Investment Director with a focus on project development in Europe. From 2013 onwards, he was Investor Relations Director, before moving into the role of Chief Operating Officer Europe in 2018 and was appointed Deputy CEO in 2023. Before joining Parent Mr. Muzumdar worked for the French Ministry of Transport as head of concession operations. Mr, Muzumdar graduated from the Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées in Paris. He has been teaching project finance at the Ecole Nationale des Ponts et Chaussées (ENPC) since 2009 and was in 2016-2017 the inaugural program director for the Infrastructure Project Finance Advanced Master Degree’s program at the ENPC.

ANNEX B

Opinion of the Independent Transaction Committee’s Financial Advisor

UBS Securities LLC 1285 Avenue Of The Americas New York NY 10019 Tel. +1-212-713 2000 www.ubs.com

June 16, 2024

The Transaction Committee of the Board of Directors

Allego N.V.

Westervoortsedijk 73

6827 AV Arnhem

The Netherlands

Dear Members of the Transaction Committee of the Board of Directors of Allego N.V.:

We understand that Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company”), is considering a transaction whereby Madeleine Charging B.V, a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and the holder of approximately 73.0% of the Company’s total issued share capital (“Acquiror”), will commence a tender offer to purchase the issued and outstanding ordinary shares of the Company (the “Company Ordinary Shares”) that are not already held, directly or indirectly, by the Acquiror or its affiliates. Pursuant to the terms of a Transaction Framework Agreement, draft dated as of June 16, 2024 (the “Agreement”), by and among Acquiror, the Company and Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France (“Acquiror Parent”), represented by its manager Meridiam S.A.S., a simplified stock company (société par actions simplifiée) incorporated under the laws of France, the Acquiror will commence a tender offer (the “Offer”) to purchase the issued and outstanding Company Ordinary Shares that are not already held, directly or indirectly, by the Acquiror or its affiliates for $1.70 per Ordinary Share in cash without interest (the “Consideration”). The Consideration will be paid net of any applicable withholding taxes. Holders of Company Ordinary Shares who do not accept the Offer will continue to hold their Company Ordinary Shares. In addition, following the consummation of the Offer, the Company intends to (i) delist the Company from the New York Stock Exchange by voluntarily delisting the Company Ordinary Shares (the “Delisting”) and deregister the Company Ordinary Shares in accordance with Section 12(b) of the Securities Exchange Act of 1934 (the “Deregistration”, and, together with the Offer, the Delisting and the other transactions contemplated by the Agreement, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Ordinary Shares (other than Acquiror and its affiliates) of the Consideration to be received by such holders in the Offer.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Transaction Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. UBS also may provide financial advisory services to the Transaction Committee in connection with the Transaction, and, in such event, would receive compensation in connection therewith. UBS Group AG (the indirect parent of UBS) and its subsidiaries, branches and affiliates provide a wide range of investment banking, commercial banking and

B-1

The Transaction Committee of the Board of Directors of Allego N.V.

June 16, 2024

other financial services (including wealth, asset and investment management, corporate finance, subscription lines, municipal lending solutions, and securities issuing, trading and research). In connection therewith, UBS and / or its affiliates may have provided services unrelated to the Transaction to the Company and its affiliates and/or the Acquiror and its affiliates and received compensation for such services. In particular, during the past approximately two years UBS1 acted as sole financial advisor and capital markets advisor to the Company and co-lead placement agent in connection with the Company’s business combination with Spartan Acquisition Corp. III, and received customary fees in connection with such services. In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade or otherwise originate, hedge or enforce interests in loans, debt and/or equity securities of the Company (including its affiliates) and/or the Acquiror for its own account or for the accounts of customers, and may at any time hold a long or short position in, or security interests over, such securities.

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender such shareholder’s Company Ordinary Shares in the Offer or how such shareholder should vote or act with respect to the Transaction or any related transaction. We do not offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Acquiror or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) performed a discounted cash flow analysis of the Company in which we analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of the Company Ordinary Shares of the Company; (viii) reviewed the Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

[1]

On June 12, 2023 UBS Group AG (“UBSG”) and Credit Suisse Group AG (“CS”) completed a merger with UBSG as the surviving entity. References to UBS include CS’s Investment Banking and Capital Markets business group, including those arising out of its capital markets, corporate lending and M&A financial advisory activities and Credit Suisse Securities (USA) LLC.

B-2

The Transaction Committee of the Board of Directors of Allego N.V.

June 16, 2024

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In addition, we have assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. The issuance of this opinion was approved by an authorized committee of UBS.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Ordinary Shares (other than Acquiror and its affiliates) in the Offer is fair, from a financial point of view to such holders.

This opinion is provided solely for the benefit of the Transaction Committee of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Offer.

Very truly yours,

UBS SECURITIES LLC

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